L'ORÉAL

RECEIVED
2005 APR 29 A 11:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

L'OREAL
International Financial Information Department

April 21st, 2005


05007752

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
UNITED STATES OF AMERICA

SUPPL

Re: L'Oréal S.A. -- File No. 82-735

Ladies and Gentlemen:

L'Oréal S.A., a *société anonyme* incorporated under the laws of the Republic of France, hereby furnishes one copy of the following documents pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

- **News release of today on the 1st Quarter 2005 sales;**
- **English copy of the Consolidated Financial Statements;**
- **English copy of the parent company financial statements;**
- **English notice to attend the 2005 Annual General Meeting.**

PROCESSED
MAY 13 2005
THOMSON FINANCIAL

Very truly yours,

The International Financial Information Director

Jéan-Régis CAROF



Clichy, Thursday April 21st 2005 – 5.45 p.m.

L'ORÉAL

1st QUARTER 2005 SALES: 3.54 BILLION EUROS
PROMISING START IN NORTH AMERICA
CONTINUING RAPID GROWTH IN NEW MARKETS
WESTERN EUROPE REMAINS SLUGGISH

The sales of the L'Oréal group, at March 31st 2005, amounted to 3.54 billion euros.

Like-for-like, i.e. based on a comparable structure and identical exchange rates, the increase in the group's sales was +3.1%.

Currency fluctuations had a negative impact of -1.6%.

The net impact of changes in consolidation amounted to +0.1%, as a result of the acquisition of *Yue Sai* in China in spring 2004.

Growth based on published IFRS figures amounted to +1.6% compared with the first quarter of 2004 (restated to comply with IFRS standards).

Commenting on the figures, **Mr Lindsay OWEN-JONES, Chairman and Chief Executive Officer of L'Oréal**, said: "The promising start in sales in the United States, and the continuing rapid growth in new markets are very positive factors. In Western Europe, sluggish consumer spending made distributors cautious in their purchasing patterns while our own product launch calendar was a little less intense during that period.
It is important to emphasise, as we do every year at this time, that the significance of the growth rate for a single quarter is limited because of the volatility of launch programmes.
Growth in Western Europe should gradually become positive during 2005, enabling the group to achieve full year sales growth fairly similar to that of 2004".

Cosmetics sales growth by operational division and geographic zone

	1st quarter 2004		1st quarter 2005		
	€ m		€ m	Growth	
	Published	IFRS		Like-for-like IFRS	Published IFRS
By operational division					
Professional Products	510	491	499	+3.5%	+1.6%
Consumer Products	2,040	1,823	1,861	+3.4%	+2.1%
Luxury Products	822	819	799	-0.3%	-2.4%
Active Cosmetics	273	270	300	+10.6%	+11.1%
Cosmetics total	**3,670**	**3,428**	**3,482**	**+3.0%**	**+1.6%**
By geographic zone					
Western Europe	1,993	1,826	1,770	-3.0%	-3.1%
North America	926	869	893	+7.8%	+2.8%
Rest of the World, of which:	751	733	819	+12.7%	+11.8%
- Asia	313	307	337	+11.5%	+9.6%
- Latin America	160	155	161	+5.5%	+3.6%
- Eastern Europe	128	125	159	+21.3%	+26.6%
- Other Countries	150	145	163	+15.0%	+12.3%
Cosmetics total	**3,670**	**3,428**	**3,482**	**+3.0%**	**+1.6%**

I F R S restatement of sales: No impact on profit

The application of IFRS standards by the L'Oréal group, from January 1st 2005 onwards, has resulted in the reclassification of certain operating costs, which are deducted from sales. Consolidated sales for 2004, which totalled € 14,534 million in accordance with French accounting standards, amounted to € 13,641 million on the basis of IFRS standards.
These reclassifications have no impact on profit.

A detailed presentation of 2004 sales by quarter, division and geographic zone is attached in the annex.
L'Oréal will hold an information meeting on April 28th 2005 to focus on the impact of IFRS standards on the 2004 financial statements. On the same day, the charts presented at the meeting will be available online on the Internet site: www loreal-finance.com.

"This news release does not constitute an offer to sell, or a solicitation of an offer to buy, L'Oréal shares. If you wish to obtain more comprehensive information about L'Oréal, please refer to the public documents registered in France with the Autorité des Marchés Financiers [which are also available in English on our Internet site: www.loreal-finance.com].
This news release may contain some forward-looking statements. Although the Company considers that these statements are based on reasonable hypotheses at the date of publication of this release, they are by their nature subject to risks and uncertainties which could cause actual results to differ materially from those indicated or projected in these statements."

Contacts at L'ORÉAL

Shareholders and Market Authorities
Mr Jean-Régis CAROF
☎: +33.1.47.56.83.02
http://www.loreal-finance.com

Analysts and Institutional Investors
Mrs Caroline MILLOT
☎: +33.1.47.56.86.82
Fax: +33.1.47.56.80.02

Journalists
Mr Mike RUMSBY
☎: +33.1.47.56.76.71
http://www.loreal.com

For more information, please contact your bank, broker or financial institution (I.S.I.N. code: FR0000120321), and consult your usual newspapers, and the Internet site for shareholders and investors, http://www.loreal-finance.com, or its mobile version on your PDA, at loreal-finance.com *mobile edition*; alternatively, call +33.1.40.14.80.50.

L'ORÉAL

Application of IFRS standards to 2004 sales

illions	1st quarter		2nd quarter		3rd quarter		4th quarter		Full year	
	French standards	IFRS	French standards	IFRS	French standards	IFRS	French standards	IFRS	French standards	IFRS
operational division										
Professional Products	510	491	517	499	489	474	482	457	1,998	1,920
Consumer Products	2,040	1,823	1,999	1,812	1,883	1,727	1,832	1,689	7,754	7,050
Luxury Products	822	819	818	809	877	870	1,003	952	3,520	3,450
Active Cosmetics	273	270	225	222	181	179	173	170	852	841
Cosmetics total	**3,670**	**3,428**	**3,584**	**3,363**	**3,452**	**3,269**	**3,514**	**3,288**	**14,220**	**13,348**
By geographic zone										
Western Europe	1,993	1,826	1,909	1,746	1,676	1,554	1,735	1,607	7,313	6,733
North America	926	869	897	860	1,004	967	945	875	3,772	3,571
Rest of the World, of which:	751	733	777	756	773	749	834	807	3,135	3,045
- Asia	313	307	313	307	311	304	332	325	1,269	1,243
- Latin America	160	155	184	179	184	175	196	188	724	697
- Eastern Europe	128	125	128	123	118	114	150	145	524	507
- Other Countries	150	145	152	148	161	156	155	149	618	598
Cosmetics total	**3,670**	**3,428**	**3,584**	**3,363**	**3,452**	**3,269**	**3,514**	**3,288**	**14,220**	**13,348**
Dermatology[1]	57	57	75	75	77	77	86	86	293	293
Group total	**3,732**	**3,484**	**3,665**	**3,437**	**3,534**	**3,346**	**3,603**	**3,374**	**14,534**	**13,641**

1) Group share, i.e. 50%.

Contents

Compared consolidated balance sheets

€ millions

Assets (net values)	12.31.2004	12.31.2003	12.31.2002
Fixed assets	**11,533.7**	**8,136.4**	**8,130.4**
Goodwill *(note 4)*	**817.2**	**844.0**	**778.3**
Intangible assets *(note 5)*	**3,739.7**	**3,761.7**	**4,011.4**
Tangible assets *(note 6)*	**1,943.7**	**1,843.9**	**1,747.1**
Financial assets	**5,033.1**	**161.1**	**154.9**
Investments in non-consolidated companies *(note 7)*	4,896.3	3.4	4.8
Long-term loans and other debtors	46.8	77.5	69.7
Deposits and bonds	90.0	80.2	80.4
Investments in equity affiliates *(note 8)*	**-**	**1,525.7**	**1,438.7**
Current assets	**6,645.4**	**6,875.7**	**6,842.3**
Inventories *(note 9)*	1,126.1	1,093.3	1,146.1
Prepayments to suppliers	62.3	64.5	63.9
Trade accounts receivable *(note 10)*	2,063.6	2,006.8	1,991.5
Other receivables and prepaid expenses *(note 11)*	1,412.9	1,408.4	1,424.7
Marketable securities *(note 12)*	1,579.6	1,748.6	1,671.7
Cash and cash equivalents	400.9	554.1	544.4
TOTAL ASSETS	**18,179.1**	**15,012.1**	**14,972.7**

€ millions

Liabilities	12.31.2004	12.31.2003	12.31.2002
Shareholders' equity *(note 13)*	**10,559.5**	**8,124.3**	**7,421.8**
Capital stock	135.2	135.2	135.2
Additional paid-in capital	953.5	953.4	953.4
Retained earnings	5,845.1	5,544.2	5,055.8
Net income	3,625.7	1,491.5	1,277.4
Minority interests *(note 14)*	**4.2**	**11.9**	**11.9**
Provisions for liabilities and charges *(note 15)*	**1,921.6**	**1,439.3**	**1,512.7**
Borrowings and debts *(note 16)*	**2,174.7**	**1,941.2**	**2,646.1**
Current liabilities	**3,519.1**	**3,495.4**	**3,380.2**
Customers' deposit and advances	0.3	0.4	0.7
Trade accounts payable	2,108.0	2,078.0	2,006.7
Other liabilities	1,410.8	1,417.0	1,372.8
TOTAL LIABILITIES	**18,179.1**	**15,012.1**	**14,972.7**



Compared consolidated profit and loss accounts

€ millions

	12.31.2004	12.31.2003	12.31.2002
Net sales *(note 19)*	**14,533.9**	**14,029.1**	**14,288.0**
Purchases and variation in inventories	–2,577.3	–2,519.2	–2,519.0
Personnel costs *(note 20)*	–2,701.9	–2,703.8	–2,757.0
External charges	–6,469.2	–6,362.0	–6,521.2
Taxes and similar payments	–227.8	–203.8	–211.6
Depreciation	–479.9	–450.6	–449.7
Charges to provisions *(note 22)*	38.1	29.7	–51.2
Operating profit	**2,115.9**	**1,819.4**	**1,778.3**
Exchange gains and losses	45.6	144.4	62.3
Adjusted operating profit	**2,161.5**	**1,963.8**	**1,840.6**
Financial expense – net *(note 23)*	–98.7	–93.9	–142.2
Pre-tax profit of consolidated companies	**2,062.8**	**1,869.9**	**1,698.4**
Income tax *(note 24)*	–696.0	–628.7	–579.8
Net operational profit of consolidated companies	**1,366.8**	**1,241.2**	**1,118.6**
Share in net operational profit of equity affiliates *(note 25)*	292.2	419.8	345.2
Net operational profit	**1,659.0**	**1,661.0**	**1,463.8**
Charges to provisions for depreciation of treasury stock – net of tax	–104.5	–88.9	–80.3
Capital gains and losses on disposals of assets – net of tax *(note 26)*	2,182.8	–8.9	–16.6
Restructuring costs – net of tax *(note 27)*	–27.2	–14.6	–31.5
Amortisation of goodwill *(note 28)*	–81.3	–49.5	–50.3
Net income before minority interests	**3,628.8**	**1,499.2**	**1,285.1**
Minority interests	–3.1	–7.7	–7.7
Net income after minority interests	**3,625.7**	**1,491.5**	**1,277.4**
Average number of shares outstanding	673,547,541	676,021,722	675,990,516
Net income after minority interests per share *(in euros)*	5.38	2.21	1.89
Net operational profit after minority interests	**1,655.7**	**1,653.3**	**1,456.2**
E.P.S.: Net operational profit after minority interests per share (in euros) *(note 29)*	**2.46**	**2.45**	**2.15**

Consolidated statement of changes in shareholders' equity

€ millions

	Common shares outstanding	Capital stock	Additional paid-in capital	Translation differences [2]	Retained earnings	Treasury stock owned by consolidated companies [3]	Total
At 12.31.2001	**676,062,160**	**135.2**	**953.4**	**–228.9**	**6,339.4**		**7,199.1**
Dividends paid (not paid on treasury stock)					–391.7		–391.7
Translation differences				–565.6			–565.6
Net changes in treasury stock owned by consolidated companies	–1,640,000					–116.1	–116.1
Other movements[1]					18.7		18.7
2002 consolidated net income (after minority interests)					1,277.4		1,277.4
At 12.31.2002	**674,422,160**	**135.2**	**953.4**	**–794.5**	**7,243.8**	**–116.1**	**7,421.8**
Dividends paid (not paid on treasury stock)					–460.0		–460.0
Translation differences				–448.8			–448.8
Net changes in treasury stock owned by consolidated companies	1,640,000				2.2	116.1	118.3
Other movements[1]					1.5		1.5
2003 consolidated net income (after minority interests)					1,491.5		1,491.5
At 12.31.2003	**676,062,160**	**135.2**	**953.4**	**–1,243.3**	**8,279,0**	**-**	**8,124.3**
Dividends paid (not paid on treasury stock)					–513.8		–513.8
Translation differences				–24.8			–24.8
Net changes in treasury stock owned by consolidated companies	–12,340,000					–691.8	–691.8
Other movements[1]					39.9		39.9
2004 consolidated net income (after minority interests)					3,625.7		3,625.7
At 12.31.2004	**663,722,160**	**135.2**	**953.4**	**–1,268.1**	**11,430.8**	**–691.8**	**10,559.5**

(1) The other movements figure mainly relates to adjustments generated by the Sanofi-Synthélabo merger as well as for 2004 to a reversal of provision for risks relating to pension plans initially accounted for through equity at adoption of preferential method (€36.9 million).
(2) The figure of €–1,268.1 million at December 31st 2004 includes € –63.5 million of translation differences resulting from subsidiaries located in the euro area.
(3) This item relates to shares bought back in the context of the L'Oréal share buyback programmes (note 13).

Compared consolidated statements of cash flows

€ millions

	12.31.2004	12.31.2003	12.31.2002
Cash flow from operating activities			
Profit of consolidated companies	3,336.2	1,077.7	939.9
Elimination of expenses and income with no impact on cash flow:			
• depreciation and charges to provisions	640.9	615.2	721.2
• changes in deferred taxes	–14.0	–16.3	–94.9
• losses or gains on disposals of assets of consolidated companies	-2,199.7	7.8	15.4
• other non-cash movements	–0.4	–2.9	–2.5
Gross cash flow of consolidated companies	**1,763.0**	**1,681.5**	**1,579.1**
• Dividends received from equity affiliates	145.9	120.1	94.4
• Cash used for working capital *(note 30)*	–213.0	–21.6	162.8
Net cash provided by operating activities (A)	**1,695.9**	**1,780.0**	**1,836.3**
Cash flows from investing activities			
• Investments in fixed assets	–517.3	–557.9	–539.1
• Changes in other financial assets *(note 31)*	–632.6	–13.1	–476.3
• Disposals of fixed assets	32.6	19.0	26.8
• Effect of changes in the scope of consolidation *(note 32)*	–465.4	–36.9	–202.6
Net cash used by investing activities (B)	**–1,582.7**	**–588.9**	**–1,191.2**
Cash flows from financing activities			
• Dividends paid	–542.9	–487.5	–427.0
• Changes in financial debt	361.4	–552.3	–242.2
Net cash used by financing activities (C)	**–181.5**	**–1,039.8**	**–669.2**
Net effect of exchange rates changes (D)	–9.3	–25.3	–40.7
Change in cash and cash equivalents (A+B+C+D)	**–77.6**	**126.0**	**–64.8**
Cash and cash equivalents at beginning of year (E)	**655.3**	**529.3**	**594.1**
Cash and cash equivalents at end of year (A+B+C+D+E) *(note 33)*	**577.7**	**655.3**	**529.3**

The following notes form an integral part of the consolidated financial statements.

NOTE 1 - ACCOUNTING PRINCIPLES

The financial statements are presented in millions of euros.

The consolidated financial statements of L'Oréal and its subsidiaries ("the group") have been prepared since January 1st 2000 in accordance with "the new accounting rules and methods for the consolidated financial statements", approved by the decree dated June 22nd 1999 homologating Regulation CRC 99-02.

a - Changes in accounting principles and comparability of financial statements

2002
Since January 1st 2002, the L'Oréal group has applied Regulation CRC 00.06 on liabilities. The application of this regulation has no material effect on shareholders' equity at the beginning of the year.

Since January 1st 2002, the group has also chosen to adopt the preferential method stipulated in Regulation CRC 99-02 concerning the recording in the profit and loss account of unrealised exchange gains and losses. The adoption of the preferential method has no material impact on the results of the financial years presented, or on shareholders' equity at the beginning of the year.

There were no changes in the accounting principles applied in 2003 or 2004.

b - Scope and method of consolidation

All companies included in the scope of consolidation have a fiscal year ending December 31st or close their accounts on that date.

All companies directly or indirectly controlled by the parent company L'Oréal have been consolidated by the full consolidation method, redeeming minority shareholders' interests *via* the partial revaluation method.

Group companies that are jointly controlled by the parent company and a limited number of other shareholders under a contractual agreement have been consolidated by the proportional consolidation method.

Equity affiliates over which the group has a significant influence have been accounted for by the equity method.

c - Foreign currency translation

1 - Accounting for foreign currency transactions in consolidated companies
Foreign currency transactions are translated at the rate effective at the transaction date. Exchange gains or losses arising from the variance in exchange rates between the date of the transaction and the date of payment or receipt are recorded in the profit and loss account, net of related hedging instruments.

Assets and liabilities denominated in foreign currencies have been translated using exchange rates effective at closing date. Unrealised exchange gains and losses generated by this revaluation as well as the revaluation of the related financial instruments impact the profit and loss account.

The group may decide to cover certain investments in foreign companies by contracting debts in the same currency. Exchange gains or losses relating to these debts are charged to consolidated shareholders' equity.

2 - Translation of the accounts of foreign subsidiaries
The assets and liabilities of foreign subsidiaries are translated at closing exchange rates. Profit and loss accounts are translated at average exchange rates for the year.

Translation differences are recorded as follows:
- differences relating to the group's share are recorded in shareholders' equity under *Translation differences*,
- differences relating to minorities are recorded under *Minority interests*.

d - Goodwill

Goodwill represents the excess of the cost of an acquisition over the share of the group in the fair value of the assets and liabilities identified, net of deferred tax if needed, at the date of acquisition.

Additional acquisitions of shares do not generate any modification of the fair value of the assets and liabilities identified, as determined at the date of acquisition and for the part already consolidated.

Goodwill is amortised using the straight-line method over a maximum period of twenty years, taking into account the objectives set and the forecasts made at the time of the acquisition.

Exceptional amortisation is recorded if any unfavourable changes occur in the items used as the basis for the amortisation plan.

e - Intangible assets

Intangible assets are recorded on the balance sheet at cost. Intangible assets identified following an acquisition are also included in this item. They mainly consist of trademarks, market shares and business goodwill, which are recorded on the balance sheet using the partial revaluation method.

Newly-acquired brands are valued by an independent expert. The discounted cash-flow method is used in order to make it easier to follow up the value in use after acquisition. Two approaches have been adopted to date:
- **Premium-based approach**: this method involves estimating the part of future flows that could be generated by the activity without the brand,
- **Royalty-based approach**: this involves estimating the value of the brand by reference to the levels of royalties demanded for the use of similar brands, based on sales forecasts drawn up by the group.

These approaches are based on a qualitative analysis of the brand in order to ensure that the assumptions selected are relevant. The discounting rate retained refers to the weighted average cost of capital (WACC) for the target acquired.

When the group acquires assets or shares of consolidated companies, the portion of the purchase price paid to obtain or strengthen the group's position in certain markets is presented under the item *Market shares*. Market shares are valued on the date of acquisition by reference to economic data relating to sales and profitability indicators.

The *Business goodwill* item consists of business value acquired and allocations of some fair value adjustments made prior to January 1st 2000.

The depreciation periods of intangible assets are as follows:

Start-up costs	1 – 5 years
Trademarks, market shares and business goodwill	Not depreciated
Other intangible assets	2 – 8 years

The group ensures that the intangible assets recorded in the consolidated balance sheet have a net book value below their value in use or market value. If there is an indication of an impairment of intangible assets, an impairment test is carried out and, if necessary, a depreciation is recorded. Brands and market shares are valued by applying the same criteria used at the date of acquisition. In the case of business value, the main criteria considered are the evolution of net sales and profitability.

f - Tangible assets

Tangible assets are recorded on the balance sheet at purchase price. Tangible assets identified following an acquisition are recorded on the balance sheet using the partial revaluation method.

The depreciation periods of tangible assets are as follows:

Buildings	20 – 50 years
Industrial machinery and materials	5 – 10 years
Other tangible assets	3 - 10 years

Depreciation calculated and booked using straight-line and declining balance methods is considered as an economic depreciation.

Significant capital assets financed through capital leases are recorded as assets on the balance sheet under *Tangible assets* and are amortised by the straight-line method using the periods indicated above. The corresponding debt is recorded under liabilities.

g - Investments in non-consolidated companies

Investments in non-consolidated companies are stated at their acquisition cost. A provision is made for any reduction in fair value, determined on the basis of the financial criteria most appropriate to the specific situation of each company. The criteria usually adopted are: the group's net assets, profitability and share price.

h - Inventories

Inventories are valued using the average method or the "first in, first out" method.

A provision is made for obsolete and slow-moving inventories on the basis of actual and forecasted sales.

i - Trade accounts receivable

Accounts receivables from customers are recorded at their nominal value.

A provision is made for any uncertain debts based on an assessment of the risk of non-recovery.

j - Other receivables and prepaid expenses

This item consists both of charges recorded but which relate to subsequent accounting periods, and of charges recorded in this accounting period but which may be deferred to several subsequent accounting periods.

The item includes point of sales advertising material and sales counters, whose costs may be spread over a maximum period of use of five years.

k - Marketable securities

These investments are valued at cost. A provision is made where the year-end market value is below the acquisition cost.

l - Treasury stock – Stock option plans – Share buyback programme

Stock options are intended to involve, motivate and strengthen the loyalty of employees who make the largest contribution to the group's performance through their skills and commitment.

In the case of stock option plans prior to 2000, a provision for depreciation has been made to cover the difference between the acquisition price of the shares and the price at which the options are exercised by the beneficiaries. Since January 1st 2000, no discount has been granted on the option allocation price. Provided that the shares are purchased at a lower price than the attribution price, no provision for depreciation is required. However, a provision is made in the event of any decline in the market price; the provision consists of the difference between the net book value of the shares and the average share price over the month preceding the closing date.

Treasury stock held that are specifically allocated to employee stock option plans are booked as *Marketable securities*.

Stock options do not cause any dilution of equity by the creation of shares. They have no impact either on the amount or the structure of the equity.

Any other treasury stock bought back in the context of the share buyback programme are booked at acquisition cost in deduction from consolidated shareholders' equity.

In accordance with Article L. 225-102 of the French Commercial Code, French employees of the group hold L'Oréal shares through two unit trusts.

m - Provisions for liabilities and charges

Provisions for liabilities and charges are set up to cover potential outflows for the benefit of third parties without a return for the group. They relate mainly to tax risks and litigation, industrial and commercial risks relating to operations (breach of contract, product returns) and personnel costs.

They are estimated on the basis of the most likely assumptions or by using statistical methods, depending on the type of provisions.

Provisions for employee retirement obligation and related benefits and deferred tax liabilities, are also recorded under this heading.

n - Provisions for employee retirement obligation and related benefits

The group has decided to recognise in its consolidated financial statements all the liabilities generated by employee retirement obligation and related benefits from January 1st 2001.

The group adheres to pensions, early retirement and other benefit schemes depending on local legislation and regulations.

The characteristics of the existing schemes are as follows:
• French regulations provide for specific length-of-service awards payable to employees on retirement. In addition, an early retirement plan and a defined benefit plan have been set up. In some group companies there are also measures providing for the payment of certain healthcare costs for retired employees.
These obligations, except for those relating to healthcare costs for retired employees, are partially funded.
• For foreign subsidiaries with employee pension schemes or other specific obligations relating to defined benefits, the excess of obligations over the scheme's assets is recognised by setting up a provision for charges on the basis of the actuarial value of the vested rights of employees.

The charges recorded in the profit and loss account, under the heading *Personnel costs*, include:
• service cost, i.e. additional rights acquired by employees during the accounting period,
• interest cost, i.e. change in the value of the discounted rights due to the fact that one year has gone,
• expected return on assets, i.e. income from external assets calculated on the basis of a standard return on long-term investments,
• the impact of any change to existing schemes on previous years or of any new schemes,
• amortisation of unrecognised gains and losses, i.e. depreciation of any variation from the actuarial calculation.

To determine the discounted value of the obligation for each scheme, the group applies an actuarial valuation method based on the final salary (projected credit unit method). The obligations and the fair value of assets are assessed each year, using length-of-service, life expectancy, staff turnover by category and economic assumptions (inflation rate and discounting rate).

The cumulative effects of unrecognised gains and losses are depreciated over the average residual period of activity of active employees, unless such gains and losses do not exceed 10% of the greater of the discounted benefit obligation or the fair value of plan asset (corridor principle). The depreciation is included in the annual actuarial charge of the following financial year. Gains and losses in relation to other benefits, such as jubilees and medals, are immediately charged to the profit and loss account without the application of the corridor principle.

The debt relating to the company's net obligation is recorded as a liability on the balance sheet, under the heading *Provisions for liabilities and charges*.

o - Net sales

Consolidated sales include sales of products, goods and raw materials, as well as other revenues and service income related to the group's normal activities.

They are stated net of rebates and discounts.

p - Advertising and public relations expenses

Expenses relating to the advertisement and promotion of products to customers and consumers are charged to the profit and loss account of the financial year when they are incurred, except for the cost of samples and point of sales materials that are still considered to be commercially useful and that are recorded on the balance sheet under *Other receivables and prepaid expenses*.

q - Research and development expenditure

Research and development expenditure is charged to the profit and loss account of the fiscal year during which it is incurred.

r - Adjusted operating profit

Adjusted operating profit includes exchange gains and losses.

s - Income tax

The income tax charge includes the current tax expense payable by each consolidated tax entity and the deferred tax expense.

Deferred tax is calculated wherever temporary differences occur between the tax base and the consolidated base of assets and liabilities, using a balance sheet approach and the liability method. Deferred tax includes irrecoverable taxation on estimated or confirmed dividends.

Deferred tax is valued using the enacted tax rate at the closing date and which will also be in force when the temporary differences reverse.

Deferred tax assets generated by tax loss carry forwards of consolidated companies are only recognised to the extent that a taxable profit is expected during the validity period of these tax loss carry forwards.

Under the French system of tax consolidation, some French companies in the group compensate for their taxable incomes when determining the overall tax charge which only the parent company L'Oréal remains liable to pay. Fiscal consolidation systems also exist outside France.

t - Net operational profit

This item consists of the net income before the following:
- charges to/reversals of provisions for depreciation of treasury stock net of tax,
- capital gains or losses, net of tax, on the disposal of fixed assets,
- restructuring costs net of tax,
- amortisation of goodwill.

u - Method used to calculate net operational profit after minority interests per share

Net operational profit after minority interests per share is obtained by dividing net operational profit after minority interests by the number of shares outstanding during the financial year, after deducting the average number of shares held by consolidated companies and thus deducted from shareholders' equity.

Treasury stock allocated to employees under existing stock option plans are carried under *Marketable securities*. They are therefore included in the number of shares outstanding.

Diluted net operational profit after minority interests per share takes into account any share subscription options with a dilutive effect, according to the "share buyback method".

v - Recording of financial instruments and derivatives

In accordance with group financial management policies, none of L'Oréal's consolidated companies conduct any money market transactions for speculative reasons:
- With regard to exchange rates, long-term contracts and options are negotiated to cover commercial transactions recorded on the balance sheet and cash flows on commercial transactions whose completion is considered to be highly probable. The losses and gains generated by these instruments are recorded symmetrically with the items that they cover.
With regard to the instruments used to hedge cash-flows relating to commercial transactions for the next fiscal year, estimated on the basis of information provided by the subsidiaries, the unrealised exchange losses and gains are deferred until the date of completion of the transactions covered.
- With regard to the interest rate risk, the profits generated by interest rate swaps covering financial liabilities are recorded symmetrically with the profit on the debts covered, *prorata temporis*.

NOTE 2 - CHANGES IN THE SCOPE OF CONSOLIDATION

a - 2004

In January 2004, the L'Oréal group completed the acquisition of the Chinese skincare brand MININURSE. MININURSE's activities have been fully consolidated (100%) since this date. In 2003, MININURSE's sales came to around €40 million.

In May 2004, the L'Oréal group completed the acquisition of the Chinese make-up and skincare brand YUE-SAI. This business has been fully consolidated (100%) since June 2004. In 2003, YUE-SAI's sales came to around €38 million.

The group has acquired the control of Shu Uemura Cosmetics, Inc., the company that manufactures and markets SHU UEMURA brand's cosmetics in Japan. This company, which was previously proportionately consolidated (35%), has been fully consolidated (100%) since January 1st 2004. In 2003, its total sales were €69 million.

The group bought out the minority interests of Lavicosmetica Cosmétique Active Hellas (Greece) and Parmobel (Cyprus) in the first quarter of 2004, and Shu Uemura Cosmetic Corporate (Taiwan) in December 2004. These companies are now fully consolidated.

The cost of these new acquisitions represented approximately €530 million. The total amount of goodwill and other intangible assets resulting from these acquisitions came out at €412 million and €110 million respectively.

The definitive results of Sanofi-Synthélabo's offer for Aventis published by the French securities regulator (*Autorité des marchés financiers*, AMF) on August 12th 2004, confirmed the success of the operation, leading to the acquisition of 95.47% of Aventis' capital. Further to this operation, L'Oréal had 10.41% of the capital and 17.23% of the voting rights of the new Sanofi-Aventis group.
As such, L'Oréal stopped consolidating its stake in Sanofi-Synthélabo on August 12th 2004, generating a €2.8 billion gross capital gain on dilution. The shareholders' agreement concluded between L'Oréal and the Total group concerning their respective interests in Sanofi-Synthélabo ended on December 2nd 2004.

At L'Oréal's Extraordinary General Meeting on April 29th 2004, its shareholders voted to approve the merger and absorption of Gesparal by L'Oréal. Further to this operation, the Bettencourt family and Nestlé became direct shareholders in L'Oréal with approximately 27.5% and 26.4% of the capital and 28.6% and 27.4% in voting rights respectively. This transaction did not have any significant impact on the L'Oréal group's structure or results, since Gesparal held only L'Oréal shares and did not have any debt at the time of the merger.

b - 2003

During the 2003 financial year the group has continued the expansion of the Laboratoires Innéov at European level, with the creation of Innéov Italia, Innéov Österreich, Innéov Hellas and Innéov Suisse.

At the start of October 2003, the group acquired the springs of La Roche-Posay.

The group carried out no divestments in 2003.

NOTE 3 - SEGMENT INFORMATION

a - Consolidated sales

1 - Breakdown of consolidated sales by branch

	2004		Growth (as %)		2003		2002	
	€ millions	% of total	Published figures	Excluding exchange effect	€ millions	% of total	€ millions	% of total
Cosmetics	14,219.8	97.8	3.8	6.9	13,704.3	97.7	13,951.8	97.6
Dermatology[1]	293.4	2.0	-4.3	1.8	306.5	2.2	321.1	2.3
Other	20.7	0.2	13.3	13.3	18.3	0.1	15.1	0.1
Group	**14,533.9**	**100.0**	**3.6**	**6.8**	**14,029.1**	**100.0**	**14,288.0**	**100.0**

(1) Group share, i.e. 50%.

2 - Breakdown of consolidated sales by geographic zone

	2004		Growth (as %)		2003		2002	
	€ millions	% of total	Published figures	Excluding exchange effect	€ millions	% of total	€ millions	% of total
Western Europe	7,405.7	50.9	1.3	1.2	7,309.7	52.1	7,044.6	49.3
North America	3,951.5	27.2	-0.8	7.7	3,981.4	28.4	4,438.7	31.1
Rest of the World	3,176.7	21.9	16.0	21.4	2,738.0	19.5	2,804.7	19.6
Group	**14,533.9**	**100.0**	**3.6**	**6.8**	**14,029.1**	**100.0**	**14,288.0**	**100.0**

3 - Breakdown of cosmetics sales by geographic zone

	2004		Growth (as %)		2003		2002	
	€ millions	% of total	Published figures	Excluding exchange effect	€ millions	% of total	€ millions	% of total
Western Europe	7,312.4	51.4	1.3	1.1	7,221.7	52.7	6,962.8	49.9
North America	3,772.0	26.5	-0.3	8.1	3,783.7	27.6	4,224.8	30.3
Rest of the World	3,135.4	22.1	16.2	21.6	2,698.9	19.7	2,764.2	19.8
Cosmetics branch	**14,219.8**	**100.0**	**3.8**	**6.9**	**13,704.3**	**100.0**	**13,951.8**	**100.0**

b - Adjusted operating profit

1 - Breakdown of adjusted operating profit by branch

€ millions	2004	2003	2002
Cosmetics	2,099.0	1,900.0	1,767.8
Dermatology	50.6	54.7	65.2
Other	11.9	9.1	7.6
Group	**2,161.5**	**1,963.8**	**1,840.6**

2 · Breakdown of cosmetics adjusted operating profit by geographic zone

€ *millions*	2004	2003	2002
Western Europe	1,117.2	1,066.0	985.7
North America	508.9	490.0	535.4
Rest of the World	326.6	274.7	261.5
Total for zones	**1,952.7**	**1,830.7**	**1,782.6**
Non allocated	146.3	69.3	-14.8
Cosmetics branch	**2,099.0**	**1,900.0**	**1,767.8**

For a better understanding, the balance of central expenses and central revenue that cannot be directly attributed to a particular zone is presented under *Non allocated*.

The figures published for 2002 are listed bellow:

€ *millions*	2002
Western Europe	970.9
North America	535.4
Rest of the World	261.5
Cosmetics branch	**1,767.8**

c - Fixed assets

1 · Breakdown of net fixed assets by branch

€ *millions* Net value	Goodwill	Intangible assets	Tangible assets	Financial and other fixed assets	12.31.2004	12.31.2003	12.31.2002
Cosmetics	817.2	3,536.5	1,871.9	5,010.9	11,236.5	6,255.4	6,288.9
Dermatology	0.0	202.8	56.7	1.1	260.6	300.0	324.7
Other	0,0	0.4	15.1	21.1	36.6	55.3	78.1
Group	**817.2**	**3,739.7**	**1,943.7**	**5,033.1**	**11,533.7**	**6,610.7**	**6,691.7**

2 · Breakdown of cosmetics net fixed assets by geographic zone

€ *millions* Net value	Goodwill	Intangible assets	Tangible assets	Financial and other fixed assets	12.31.2004	12.31.2003	12.31.2002
Western Europe	503.5	2,362.6	1,074.9	4,915.4	8,856.4	3,925.2	3,636.0
North America	205.5	995.9	517.7	59.4	1,778.5	1,896.5	2,217.7
Rest of the World	108.2	178.0	279.3	36.1	601.6	433.7	435.2
Cosmetics branch	**817.2**	**3,536.5**	**1,871.9**	**5,010.9**	**11,236.5**	**6,255.4**	**6,288.9**

NOTE 4 - GOODWILL

€ millions	12.31.2003	Acquisitions Amortisation	Other movements	12.31.2004
Artec	41.7	0.3	–2.8	39.2
Biomedic	11.3	–	–0.3	11.0
Cosmétique Active Hellas	–	13.2	–	13.2
Colorama	12.9	–	0.1	13.0
Jade	18.6	–	–	18.6
Kiehl's	11.9	–	–0.6	11.3
Laboratoires Ylang	6.8	–	–0.5	6.3
Matrix	223.8	–	–9.8	214.0
Maybelline International	48.3	–	–3.1	45.2
Mininurse	–	140.4	–1.8	138.6
Nihon L'Oréal	89.0	–	–	89.0
Parmobel	–	17.8	–	17.8
Sanofi-Synthélabo (equity method)	361.2	–	–361.2	–
Shu Uemura	49.9	74.5	–8.5	115.9
SoftSheen.Carson - Dermablend	140.6	–	–5.9	134.7
Yue-Sai	–	166.0	5.9	171.9
Other companies	25.1	–	–	25.1
Gross value	**1,041.1**	**412.2**	**–388.5**	**1,064.8**
Artec	2.8	1.9	4.5	9.2
Biomedic	1.4	0.6	–	2.0
Cosmétique Active Hellas	–	0.7	–	0.7
Colorama	1.7	0.6	0.1	2.4
Jade	7.7	0.9	–	8.6
Kiehl's	2.2	0.6	–0.2	2.6
Laboratoires Ylang	6.8	–	–0.5	6.3
Matrix	39.7	11.2	–2.1	48.8
Maybelline International	34.8	1.0	–0.8	35.0
Mininurse	–	6.7	–	6.7
Nihon L'Oréal	19.1	4.0	–	23.1
Parmobel	–	0.7	–	0.7
Sanofi-Synthélabo (equity method)	20.5	11.1	–31.6	–
Shu Uemura	7.9	5.3	–0.5	12.7
SoftSheen.Carson - Dermablend	35.5	30.0	–	65.5
Yue-Sai	–	5.2	0.2	5.4
Other companies	17.0	0.8	0.1	17.9
Amortisation	**197.1**	**81.3**	**–30.8**	**247.6**
Net goodwill	**844.0**	**330.9**	**–357.7**	**817.2**

Goodwill is amortised over a maximum period of twenty years. The goodwill amount takes into account the deferred tax liabilities on trademarks and other identifiable assets that could be sold separately from the company acquired.

Goodwill valuations could be considered as temporary up to the end of the financial year following the year of the acquisition.

Other movements include the impact of the deconsolidation of Sanofi-Aventis (note 2) (€-329.6 million) in addition to the change in exchange rates on goodwill from foreign subsidiaries (€-12.8 million).

NOTE 5 - INTANGIBLE ASSETS

€ millions	12.31.2003	Acquisitions Amortisation	Disposals Takeovers	Translation differences	Other movements [1]	12.31.2004
Licences, patents, trademarks and market shares	1,024.2	84.8	–61.2	–40.6	53.6	1,060.8
Business goodwill	2,768.1	–	–	–42.8	–	2,725.3
Other intangible assets	161.0	34.2	–13.4	–0.6	3.0	184.2
Gross value	**3,953.3**	**119.0**	**–74.6**	**–84.0**	**56.6**	**3,970.3**
Licences, patents, trademarks and market shares	79.5	18.5	–6.8	–0.5	1.6	92.3
Business goodwill	20.9	10.6	–2.4	–	–1.5	27.6
Other intangible assets	91.2	31.3	–13.1	–0.4	1.7	110.7
Amortisation	**191.6**	**60.4**	**–22.3**	**–0.9**	**1.8**	**230.6**
Intangible assets – net	**3,761.7**	**58.6**	**–52.3**	**–83.1**	**54.8**	**3,739.7**

(1) This mainly consists of the impact of variations in the scope of consolidation and of adjustments of the value of assets which are identifiable during the allocation period.

At December 31st 2004, trademarks primarily concerned the MATRIX (€270.6 million) and KIEHL's (€121.4 million) trademarks, out of a total of €634.6 million for trademarks and €321.0 million for patents and licences, in addition to €105.2 million for market shares.

At December 31st 2004, business goodwill primarily concerned the buyback of our activities in the United States (€949.9 million), Canada (€117.3 million), Spain (€241.7 million) and Switzerland (€106.7 million) as well as the acquisitions of MAYBELLINE (€507.7 million) and Jade in Germany (€160.6 million).

NOTE 6 - TANGIBLE ASSETS

€ millions	12.31.2003	Acquisitions Amortisation	Disposals Takeovers	Translation difference	Other movements [1]	12.31.2004
Land and buildings	1,223.4	56.4	–34.8	–12.1	55.1	1,288.2
Machinery and equipment	1,755.4	144.7	–52.4	–40.5	73.4	1,880.6
Other tangible assets and work-in-progress	877.0	237.7	–43.0	–26.0	–123.9	921.8
Gross value	**3,855.8**	**438.8**	**–130.0**	**–78.6**	**4.6**	**4,090.6**
Land and buildings	547.1	65.5	–21.8	–4.6	4.4	580.6
Machinery and equipment	1,034.9	146.6	–45.2	–23.6	–2.0	1,110.7
Other tangible assets and work-in-progress	429.9	72.0	–38.8	–11.9	4.4	455.6
Depreciation and provisions	**2,011.9**	**274.1**	**–105.8**	**–40.1**	**6.8**	**2,146.9**
Tangible assets – net	**1,843.9**	**164.7**	**–24.2**	**–38.5**	**–2.2**	**1,943.7**

(1) These are mainly the result of the impact of changes in the scope of consolidation, and fixed assets in progress allocated to the *Other fixed assets* items.

Tangible assets include capital lease contracts for the following amounts:

€ millions	12.31.2004	12.31.2003
Land and buildings	170.5	170.6
Machinery and equipment	6.5	6.8
Other tangible assets and work-in-progress	12.2	12.5
Gross value	**189.2**	**189.9**
Depreciation	92.9	84.4
Net value	**96.3**	**105.5**



NOTE 7 - INVESTMENTS IN NON-CONSOLIDATED COMPANIES

The increase in investments in non-consolidated companies primarily reflects the Sanofi-Aventis operation (note 2). These securities had a net book value of €4,892.8 million at December 31st 2004.
Their stock market value at December 31st 2004 was €8,410.8 million.

Other combined investments in non-consolidated companies are not significant with regard to the balance sheet or profit and loss account.

NOTE 8 - INVESTMENTS IN EQUITY AFFILIATES

The reduction in investments in equity affiliates corresponds to the deconsolidation of Sanofi-Synthélabo shares (note 2).

€ millions	% interest	Contribution at 12.31.2004		Balance sheet value	
		Consolidated reserves	Consolidated profit for year	12.31.2004	12.31.2003
Sanofi-Synthélabo	–	–	–	–	1,524.5
Club des Créateurs de Beauté (Japan)	20.00	1.2	-1.2	–	1.2
Investments in equity affiliates		**1.2**	**-1.2**	**-**	**1,525.7**

NOTE 9 - INVENTORIES

€ millions	12.31.2004	12.31.2003
Raw materials, packaging, consumables	343.2	345.0
Semi-finished and finished products	956.2	925.1
Gross value	**1,299.4**	**1,270.1**
Valuation allowance	173.3	176.8
Inventories – net	**1,126.1**	**1,093.3**

NOTE 10 - TRADE ACCOUNTS RECEIVABLE

€ millions	12.31.2004	12.31.2003
Trade accounts receivable	2,115.4	2,070.3
Gross value	**2,115.4**	**2,070.3**
Valuation allowance	51.8	63.5
Net value	**2,063.6**	**2,006.8**

Trade accounts receivable are due within one year.

NOTE 11 - OTHER RECEIVABLES AND PREPAID EXPENSES

€ millions	12.31.2004	12.31.2003
Fiscal and social receivables	230.2	294.8
Other receivables	157.1	167.2
Deferred expenses	229.5	198.0
Prepaid expenses	138.4	132.6
Point of sales advertising	115.5	111.6
Deferred tax assets	542.2	504.2
Total	**1,412.9**	**1,408.4**

NOTE 12 - MARKETABLE SECURITIES

€ millions	12.31.2004	12.31.2003
L'Oréal shares	1,759.1	1,792.6
Marketable securities and other	255.6	233.1
Gross value	**2,014.7**	**2,025.7**
Provisions for depreciation	435.1	277.1
Net value	**1,579.6**	**1,748.6**

The 25,447,800 L'Oréal shares held for the employee stock option plan have a net value of €1,324.0 million (after a depreciation of €158.7 million for financial year 2004) compared with €1,515.5 million at December 31st 2003.

In 2004, no shares were bought or sold. 1,038,600 share options were exercised.

The total stock market value of treasury stock based on the closing price at December 31st 2004 was €1,421.3 million, compared with €1,721.6 million at December 31st 2003.

The marketable securities comprise mainly, apart from treasury stock, SICAV investment funds and unit trusts (on which the return is based on EONIA) and short-term investments. At December 31st 2004, the market value of the marketable securities was €181.1 million, and their net value was €171.5 million. At December 31st 2003, the market value of the marketable securities was €169.8 million, and their net value was €157.7 million.

NOTE 13 - SHAREHOLDERS' EQUITY

The share capital consists of 676,062,160 shares with a par value of €0.20.

A L'Oréal share buyback programme was authorised by the Annual General Meetings of Shareholders on May 29th 2002, May 22nd 2003 and April 29th 2004. These shares have been deducted from consolidated shareholders' equity. The proceeds from the transactions relating to these shares net of tax have also been recorded in shareholders' equity.

In 2004, L'Oréal purchased 12,340,000 shares for €691.8 million. These shares were still held at December 31st 2004.

During fiscal year 2003, L'Oréal sold 1,640,000 shares for an amount of €118.3 million. At December 31st 2003, L'Oréal no longer holds any shares on this basis.

On March 24th and December 1st 2004, the Board of Directors authorised a share subscription option plan relating to 2,000,000 and 4,000,000 shares respectively, with an exercise price of €64.69 and €55.54 and an exercise period of five years from March 2009 to March 2014 and from December 2009 to December 2014.

On December 3rd 2003, the Board of Directors authorised a share subscription option plan relating to 2,500,000 shares with an exercise price of €63.02 and an exercise period of five years from December 2008 to December 2013.

NOTE 14 - MINORITY INTERESTS

Minority interests only relate to a few companies for insignificant amounts. The amounts were €4.2 million and €11.9 million at December 31st 2004 and 2003 respectively.

The variation in this item over the year is due to operations to buy out minority interests as described in note 2 (change in the scope of consolidation) and to the consolidation of Shu Uemura based on the consolidation method.

NOTE 15 - PROVISIONS FOR LIABILITIES AND CHARGES

a - Balances at closing date

€ millions	12.31.2004	12.31.2003
Provisions for employee retirement obligation and related benefits	787.1	906.3
Deferred tax liabilities	659.9	40.5
Other provisions for liabilities and charges[1]	427.7	461.5
Provisions for restructuring	46.9	31.0
Total	**1,921.6**	**1,439.3**

(1) This item includes provisions facing tax risks and litigation, industrial and commercial risks relating to operations (breach of contract, product returns) and personnel costs.

b - Variations in *Provisions for restructuring* and *Other provisions for liabilities and charges* during the year

€ millions	12.31.2003	Charges[2]	Reversals (used)[2]	Reversals (not used)[2]	Impact of change in scope of consolidation/ exchange rate/ others[1]	12.31.2004
Other provisions for liabilities and charges	461.5	123.7	-108.7	-42.3	-6.5	427.7
Provisions for restructuring	31.0	33.0	-16.7	-2.4	2.0	46.9

(1) Mainly resulting from translation differences.
(2)These figures may be analysed as follows:

€ millions	Charges	Reversals (used)	Reversals (non used)
• Restructuring costs	33.0	-16.7	-2.4
• Operating provision	123.1	-105.7	-35.4
• Income tax	0.6	-3.0	-6.9

c - Provisions for employee retirement obligation and related benefits

Employee retirement obligation and related benefits include in particular:
- pensions and benefits linked to retirement and/or early retirement,
- social benefits for retired employees (pensions, retirement bonuses, life insurance, medical assistance, etc.),
- other long-term benefits (gifts and long service awards).

Provisions for pensions and early retirement
Employee retirement obligations are calculated using an actuarial valuation method based on the projected final salary (projected credit unit method). With regard to retirement obligations, the calculation is made so as to charge each period of service rendered by a group employee with a straight-line unit of its final obligation. Since January 1st 2001, provisions have been booked for all obligations relating to pensions still to be paid to retired employees and the vested rights of employees.

Other long-term and post employment benefits
These benefits have been evaluated on the basis of the same actuarial assumptions as those used to calculate pensions. Provisions have been made for all obligations relating to retired employees and for the vested rights of employees.

The actuarial assumptions used to calculate these obligations take into account the economic conditions in each country or in each group company. The average weighted assumptions for the group are as follows:

	12.31.2004	12.31.2003
• Discount rate	5.1%	5.5%
• Salary increase	4.6%	4.5%
• Long-term return on assets	6.2%	6.4%

The variations during 2004 and 2003 are set out below:

€ millions	Projected pension obligation	Assets	Unrealised gains and losses	Net provision
Balance at December 31st 2002	**1,761.5**	**679.4**	**205.8**	**896.3**
Net charge for the year:				
- Service cost	89.8			89.8
- Interest cost	95.9			95.9
- Expected return on assets		43.6		−43.6
- Amortisation of unrealised gains and losses			−10.3	10.3
Benefits paid	−65.3	−38.5		−26.8
Contributions paid	5.4	115.8		−110.4
Unrealised gains and losses	57.4	38.9	18.5	0.0
Translation differences	−87.5	−56.8	−25.3	−5.4
Other movements	0.2			0.2
Balance at December 31st 2003	**1,877.4**	**782.4**	**188.7**	**906.3**
Net charge for the year:				
- Service cost	91.3			91.3
- Interest cost	94.8			94.8
- Expected return on assets		54.5		−54.5
- Amortisation of unrealised gains and losses			−7.5	7.5
- Reversal of provisions (1)	−34.4		1.2	−35.6
Benefits paid	−81.5	−48.0		−33.5
Contributions paid	5.6	138.5		−132.9
Unrealised gains and losses	187.2	24.3	162.9	–
Translation differences	−34.2	−24.1	−9.1	−1.0
Other movements	−52.6	3.0	−0.3	−55.3
Balance at December 31st 2004	**2,053.6**	**930.6**	**335.9**	**787.1**

The retirement expense charged to the profit and loss account may be analysed as follows:

€ millions	12.31.2004	12.31.2003
Service cost	91.3	89.8
Interest cost	94.8	95.9
Expected return on assets	−54.5	−43.6
Amortisation of unrealised gains and losses	7.5	10.3
Reversal of provisions (1)	−35.6	–
Total	**103.5**	**152.4**

(1) Other movements include €57.2 million in reversals of provisions previously booked against shareholders' equity at adoption of preferential method pursuant to CRC regulation 99-02. The change in this commitment also resulted in a €35.6 million reduction in expenses for 2004.

NOTE 16 - BORROWINGS AND DEBTS

The group carries out financing through medium-term bank loans, and by the issue of short-term paper in France and the issue of short-term commercial paper in the United States. The two programmes represent €1,600 million and USD 800 million respectively.

Liquidity for the issue of commercial paper is ensured by confirmed lines of bank cash. The cash lines, like the medium-term loans, are not subject to any financial ratio clauses or rating clauses.

Debt by type

€ millions	12.31.2004	12.31.2003
Short-term paper	1,109.8	695.0
Bank loans	878.5	978.8
Perpetual loan	32.6	43.4
Debts on capital lease contracts	71.2	82.0
Debenture loans	4.7	5.0
Overdrafts	78.0	137.0
Total	**2,174.7**	**1,941.2**

Debt by maturity date

€ millions	12.31.2004	12.31.2003
Under 1 year	1,459.7	1,182.1
1 to 5 years	667.8	646.1
Over 5 years	47.2	113.0
Total	**2,174.7**	**1,941.2**

Debt by currency (after allowing for currency hedging instruments)

€ millions	12.31.2004	12.31.2003
Euro (EUR)	1,334.7	1,054.2
US dollar (USD)	580.8	596.5
Yen (JPY)	24.2	39.7
Others	235.0	250.8
Total	**2,174.7**	**1,941.2**

Breakdown of fixed rate and floating rate debt (after allowing for interest rate hedging instruments)

€ millions	12.31.2004	12.31.2003
Floating rate	1,942.7	1,863.3
Fixed rate	232.0	77.9
Total	**2,174.7**	**1,941.2**

Average debt interest rates

The average debt interest rates, after allowing for hedging instruments, were 3.29% in 2003 and 2.36% in 2004 for the euro, and 1.44% in 2003 and 1.85% in 2004 for the US dollar.

Fair value of borrowings and debt

The fair value of fixed rate debt is determined for each loan by the discounting of future cash flows, based on the debenture interest rate curves at the balance sheet date, after allowing for the spread corresponding to the group's risk rating.

The net book value of outstanding bank loans and other floating rate loans is a reasonable approximation of their fair value.

At December 31st 2004, the fair value of the debt amounts to €2,193.4 million. At December 31st 2003, it amounted to €1,961.3 million.

Debts covered by collateral

There were no significant debts covered by collateral as at December 31st 2004 and December 31st 2003.

Confirmed credit lines

At December 31st 2004, L'Oréal and its subsidiaries have €2,268 million of credit lines confirmed but not used (€2,233 million at December 31st 2003).

NOTE 17 - DERIVATIVES AND EXPOSURE TO MARKET RISKS

To manage its exposure to currency and interest rate risks arising in the course of its normal operations, the group uses derivatives negotiated with organisations with the best credit ratings.
In accordance with the group's rules, the currency and interest rate derivatives are set up exclusively for hedging purposes.

Hedging of currency risk

The group is exposed to currency risk from commercial transactions recorded on the balance sheet or from future transactions considered to be highly probable.

The group's policy on exposure to currency risk from its future commercial transactions is to hedge at least 80% of the currency risk by derivatives once the operating budgets have been allocated by the group's subsidiaries.

All the group's future currency flows are analysed in detailed forecasts for the coming budget year. Currency risks that emerge are hedged by futures sales or purchases or by options, to reduce as far as possible the currency position of each subsidiary. The duration of the derivatives is determined as appropriate for the group's settlement flows. Exchange rate derivatives are negotiated by Régéfi or, in exceptional cases, directly by the group's subsidiaries when the currency is not convertible, with any such operations subject to control by Régéfi.

As the group's companies must borrow and invest their cash in their own currency, the exchange rate risks generated by the management of their cash-flow are almost non-existent.

The following derivatives are held for currency risk hedging purposes:

€ millions	Nominal		Market value	
	12.31.2004	12.31.2003	12.31.2004	12.31.2003
Currency futures				
Purchase EURO/currency	**1,097.6**	**1,011.2**	**38.8**	**44.9**
EUR/USD	387.5	379.5	30.7	32.8
EUR/GBP	151.4	161.5	2.7	3.6
EUR/CHF	91.2	128.4	0.2	1.4
EUR/CAD	76.1	57.9	2.6	2.8
EUR/West European currencies	106.8	75.3	–0.5	0.9
EUR/East European currencies	143.1	95.9	0.6	2.7
EUR/Asian currencies	34.0	50.1	1.9	2.5
EUR/Latin American currencies	18.7	–	0.7	–
EUR/Other currencies	88.8	62.6	–0.1	–1.8
Purchase USD/currencies	**261.8**	**319.7**	**–10.3**	**–11.9**
USD/CAD	7.5	36.4	–0.9	–2.6
USD/Asian currencies	122.7	100.3	–2.1	–0.9
USD/Latin American currencies	68.3	100.6	–3.7	2.1
USD/Other currencies	63.3	82.4	–3.8	–10.5
Sale USD/CHF	**–92.3**	**–101.9**	**1.6**	**9.8**
Other currency pairs	**67.0**	**54.1**	**–0.3**	**–0.9**
Currency futures total	**1,334.1**	**1,283.1**	**29.8**	**41.9**
Currency options				
EUR/USD	438.8	410.8	41.5	38.1
EUR/GBP	130.7	79.5	7.4	0.9
EUR/RUB	85.2	–	4.3	–
EUR/BRL	37.0	–	0.8	–
EUR/MXN	36.9	–	2.4	–
EUR/KRW	29.4	4.5	0.9	0.1
EUR/JPY	21.5	27.0	0.6	0.9
EUR/CAD	16.6	–	0.5	–
EUR/AUD	16.0	–	0.7	–
USD/BRL	6.1	27.7	0.0	1.9
Other currency pairs	54.6	3.2	0.9	–
Currency options total	**850.8**	**552.7**	**60.0**	**41.9**
O/w call options total	**1,062.2**	**888.1**	**71.3**	**66.7**
O/w put options total	**–221.4**	**–335.4**	**–11.3**	**–24.8**
Total	**2,184.9**	**1,835.8**	**89.8**	**83.8**

The put options total corresponds exclusively to the sale of previously purchased options when it appeared opportune to replace them by other hedging instruments.

The fair value of the derivatives is their market value.

The group has no significant currency positions that are not hedged in the balance sheet.

Hedging of interest rate risk

The group mainly refinances at floating rates and uses interest rate derivatives to reduce net exposure to interest rate risk. Such derivatives are never held for speculative reasons.

The derivatives are mainly swaps and interest rate options (purchase of caps) which are freely negotiated.

The market values of the derivatives set out below should be compared with the market values of the debts that they hedge.

The interest rate derivatives are as follows:

€ millions	Notional		Market value	
Interest rate derivatives	12.31.2004	12.31.2003	12.31.2004	12.31.2003
Borrowing floating interest-rate swaps				
EUR Euribor/fixed rate	325.5	332.7	22.0	23.1
Borrowing fixed interest-rate swaps				
EUR Euribor/fixed rate	21.7	23.8	–2.0	–1.1
USD Libor/fixed rate	188.6	395.7	–0.4	–3.1
CAD Libcad/fixed rate	5.3	5.4	–0.2	–0.3
Floating/floating interest-rate swaps				
EUR Euribor/Euribor	286.2	354.7	0.6	2.2
Purchases caps				
EUR Euribor	300.0	300.0	–	0.1
Total	**1,122.3**	**1,412.3**	**20.1**	**20.9**

The fair value of the interest rate derivatives is their market value. The market value of the interest rate derivatives is calculated by the discounting of future flows at the interest rate ruling at the balance sheet date.

Sensitivity to changes in interest rates

An increase in interest rates of 100 basis points would have a direct impact on the group's financial charge of €+13.4 million at December 31st 2004, after allowing for short-term assets and derivatives (and assuming that total net debt remains stable and that the fixed rate instruments are replaced by floating rate instruments).

The impact of a 100 basis point rise in interest rates on the fair value of the group's fixed rate financial assets and liabilities, after allowing for derivatives, can be estimated at €+5.1 million at December 31st 2004.

Third party risk

The group has financial relations with international banks with the best credit ratings. The group thus considers that its exposure to third party risk is low.

Furthermore, the financial instruments used in exchange rate and interest rate risk management are issued by leading international banking counterparties.

Share risk

The available cash is invested in the form of non-speculative instruments which can be drawn in very short periods on financial organisations of unquestionable reputation.

At December 31st 2004, the group holds 25,447,800 treasury stock with a net value of €1,324.0 million. For these shares, a variation in the share price of plus or minus 10% relative to the average share price for December of €55.06 would have an impact on the group's consolidated net profit of €+112.5 million and €–118.5 million respectively.

NOTE 18 - OFF-BALANCE SHEET COMMITMENTS

a - Operating lease commitments

They amount to €1,326.0 million at December 31st 2004 compared with €1,312.6 million at December 31st 2003, of which:
- €226.9 million is due in under one year at December 31st 2004 compared with €221.0 million at December 31st 2003,
- €668.8 million is due in 1 to 5 years at December 31st 2004 compared with €637.7 million at December 31st 2003,
- and €430.3 million is due in over 5 years at December 31st 2004 compared with €453.9 million at December 31st 2003.

b - Other off-balance sheet commitments

The confirmed credit lines are indicated in note 16.
The other off-balance sheet contingent liabilities are as follows:

€ millions	12.31.2004	12.31.2003
Commitments given[1]	38.1	49.8
Minorities buyback commitments	23.7	280.5
Documentary credits	5.1	3.4
Commitments received	31.2	25.5
Investment orders	161.3	169.3

(1) These consist mainly of commitments given to administrations or commitments concerning loans granted to third parties who are partners of the group.

c - Contingent liabilities

In its normal operations, the group is involved in legal actions and is subject to tax assessments, customs controls and administrative audits. The group sets aside a provision wherever a risk is found to exist, and an estimate of its cost is possible.

At the present time, there is no exceptional event or dispute which could materially and with serious probability affect the results, financial situation, assets or operations of the L'Oréal company and group.

d - Environmental risks

The group carefully follows regulations and laws relating to environmental protection, and does not expect that they will have any significant impact on the future operations, financial situation, results or assets of the group.

NOTE 19 - NET SALES

Net sales represent sales to third parties by L'Oréal and its French and foreign subsidiaries.

In 2004, net sales amounts to €14,533.9 million, compared with €14,029.1 million in 2003.

The breakdown of net sales by branch and geographic zone is indicated in the "Segment information" section of the notes.

Breakdown of sales - France/Rest of the World

	2004		2003	
	€ millions	As %	€ millions	As %
France	2,016.0	13.9	2,059.7	14.7
Rest of the World	12,517.9	86.1	11,969.4	85.3
Group	**14,533.9**	**100.0**	**14,029.1**	**100.0**

NOTE 20 - PERSONNEL COSTS AND NUMBER OF EMPLOYEES

Personnel costs include amounts paid as employee profit sharing and the actuarial charge relating to the employee benefits.

The total number of employees was 52,081 at December 31st 2004, compared with 50,500 at December 31st 2003.

Number of employees[1]	12.31.2004	12.31.2003
Western Europe	24,237	24,737
North America	9,077	9,754
Rest of the World	18,767	16,009
Total	**52,081**	**50,500**

(1) Including companies consolidated by the proportional method.

Remuneration of directors and management

€ millions	2004	2003
Board of Directors	0.9	0.8
Management structures[1]	16.1	15.8

(1) Remuneration paid by all group companies.

Remuneration of senior managers

The gross total remuneration paid to the Chairman and Chief Executive Officer for 2004 amounted to €6,596,383, including benefits and directors' fees, of which the fixed part amounted to €3,552,880. The Chairman and Chief Executive Officer has a company car and chauffeur. For any additional elements linked to his compensation, the Chairman and Chief Executive Officer is considered as equivalent to an employee, and as such, is covered by the same pension and employee benefits systems as senior executives.

NOTE 21 - RESEARCH AND DEVELOPMENT EXPENDITURE

This expenditure amounted to €507 million in 2004, compared with €480 million in 2003.

These figures incorporate all research costs for cosmetics and dermatology (100%).

NOTE 22 - CHARGES TO PROVISIONS

This item amounted to €38.1 million in 2004 compared with €29.7 million in 2003. It mainly concerns current assets for an amount of €20.1 million (€14.6 million in 2003), and liabilities and charges for an amount of €18.0 million (€15.2 million in 2003).

NOTE 23 - FINANCIAL EXPENSE - NET (EXCLUDING EXCHANGE RATE GAINS AND LOSSES)

€ millions	2004	2003
Net interest expense	–47.4	–52.3
Net gain on disposals of marketable securities	5.2	–2.0
Payment discounts	–53.5	–46.9
Other	–3.3	2.0
Net charges to financial provisions	0.3	5.3
Financial expense - net	**–98.7**	**–93.9**

The exchange rate effect is included in the adjusted operating profit.

NOTE 24 - INCOME TAX

a - Detailed breakdown of corporate income tax

€ millions	2004	2003
Current tax		
- operating profit	653.3	595.6
- non-operational items	–16.5	–13.0
Deferred tax		
- operating profit	42.7	33.1
- non-operational items	497.7	–49.4
Income tax	**1,177.2**	**566.3**
Of which:		
- tax on restructuring costs	–20.5	–7.6
- tax on capital gains and losses on fixed assets	555.7	–6.0
- tax on treasury stock	–54.0	–48.8

b - Analysis of tax charge

The difference between the theoretical tax charge, calculated on the basis of the tax rate of the parent company, and the effective tax charge for the group in 2004 may be analysed as follows:

€ millions	2004	2003
Pre-tax income of consolidated companies	**4,513.4**	**1,644.0**
Parent company tax rate	35.43%	35.43%
Theoretical tax on net income	**1,599.1**	**582.5**
Impact of permanent differences	130.6	143.2
Impact of tax rate differences	–86.3	–105.2
Change in non-recorded deferred taxes	1.6	1.3
Impact on capital gains linked to the Sanofi-Aventis dilution[1]	–435.9	–
Other[2]	–31.9	–55.5
Group tax charge	**1,177.2**	**566.3**

(1) Capital gains calculated at 15.72% on the tax base corresponding to the social value of the shares held.
(2) Including tax credits, tax reassessments and provisions for tax liabilities.

c - Deferred taxes in the balance sheet

The variation in deferred taxes (assets and liabilities) may be analysed as follows:

€ millions	
Balance of deferred tax assets at December 31st 2002	479.2
Balance of deferred tax liabilities at December 31st 2002	–45.0
Profit effect	16.3
Translation differences	–0.1
Other effects	13.3
Balance of deferred tax assets at December 31st 2003	504.2
Balance of deferred tax liabilities at December 31st 2003	–40.5
Profit effect	–540.4
Translation differences	4.4
Other effects	–45.4
Balance of deferred tax assets at December 31st 2004	542.2
Balance of deferred tax liabilities at December 31st 2004	–659.9

Deferred tax assets and liabilities recorded in the balance sheet may be divided into the following categories:

€ millions	12.31.2004		12.31.2003	
	Deferred tax assets	Deferred tax liabilities	Deferred tax assets	Deferred tax liabilities
Temporary differences	533.5	102.5	498.8	40.5
Deferred tax liability on capital gains linked to the Sanofi-Aventis dilution		557.4		
Tax credits and tax loss carry-forwards	8.7		5.4	–
Deferred tax total	**542.2**	**659.9**	**504.2**	**40.5**

Deferred tax relative to temporary differences mainly concern provisions for pensions and early retirement (€233.0 million and €255.6 million at the end of 2004 and 2003 respectively), provisions for liabilities and charges (€106.6 million and €115.6 million at the end of 2004 and 2003 respectively), and provisions for the depreciation of treasury stock (€147.9 million and €93.9 million at the end of 2004 and 2003 respectively).

The increase in deferred tax liabilities is primarily due to the deferred tax liability on capital gains linked to the Sanofi-Aventis dilution (15.72%): in this way, CRC regulation 99-02 governing consolidated financial statements stipulates that the tax rate to be retained when determining the deferred tax liability to be booked on unrealised tax capital gains at each close of accounts, should be the rate applicable under current tax regulations as on the date on which such capital gains are expected to be realised.

The amended French finance law (Loi de Finances) of 2004 reduced the tax rate (excluding additional taxes) applicable for long-term capital gains on investments to 15% for 2005, 8% for 2006 and 1.66% thereafter.

Since it was not possible to determine the likely date for the disposal of all or part of its stake in Sanofi-Aventis, L'Oréal retained the highest long-term capital gains tax rate in force at the end of 2004 for the coming financial year, i.e. 15%.

In light of this position, it recorded a deferred tax liability of €557.4 million on the income statement at December 31st 2004.

The maintenance of L'Oréal's stake in Sanofi-Aventis through to January 1st 2007 would lead to a €264 million write-back in connection with the deferred tax liability in 2005 and €232 million in 2006.

Deferred tax assets whose recovery is not considered probable are not recorded in the financial statements; such assets amounts to €62.5 million at December 31st 2004, compared with €68.8 million at December 31st 2003.

NOTE 25 - SHARE IN NET OPERATIONAL PROFIT OF EQUITY AFFILIATES

This item states the net operational profit of equity affiliates, as defined in the "Accounting principles" section.

NOTE 26 - CAPITAL GAINS AND LOSSES ON THE DISPOSAL OF FIXED ASSETS – NET OF TAX

This item amounted to €2,182.8 million in 2004, compared with €-8.9 million in 2003.

In 2004, they include €2,239.0 million in net capital gains linked to the dilution of L'Oréal's stake in Sanofi-Aventis (note 2).
This item also includes the disposal or exceptional amortisation of fixed assets.

NOTE 27 - RESTRUCTURING COSTS – NET OF TAX

These costs are mainly provisions and costs relating to industrial and commercial reorganisation of existing companies and companies acquired during the year.

They amounted to €-27.2 million in 2004, compared with €-14.6 million in 2003.

NOTE 28 - AMORTISATION OF GOODWILL

Amortisation of goodwill amounted to €-81.3 million in 2004, compared with €-49.5 million in 2003, and is set out in note 4, *Goodwill*.

NOTE 29 – NET OPERATIONAL PROFIT AFTER MINORITY INTERESTS PER SHARE (€)

Net operational profit after minority interests per share is based on the weighted average number of shares outstanding, after deducting the average number of shares held by consolidated companies which are not included in shareholders' equity. Treasury stock held for stock option plans and entered under *Marketable securities* are not deducted in this calculation.

Diluted net operational profit after minority interests per share takes into account any share subscription options with a dilutive effect, according to the "share buyback method".

The table below indicates net operational profit per share for the two years presented:

	12.31.2004		
	Net operational profit after minority interests (€ millions)	Number of shares	Net operational profit after minority interests per share (€)
Net operational profit after minority interests per share	1,655.7	673,547,541	2.46

At December 31st 2004, no other share equivalent having a dilutive effect exists.

	12.31.2003		
	Net operational profit after minority interests (€ millions)	Number of shares	Net operational profit after minority interests per share (€)
Net operational profit after minority interests per share	1,653.3	676,021,722	2.45
Subscription options	-	198	
Diluted net operational profit after minority interests per share	1,653.3	676,021,920	2.45

NOTE 30 - CASH USED FOR WORKING CAPITAL

In 2004 and in 2003, this item amounted to €-213 million and €-21.6 million respectively, and may be analysed as follows:

€ millions	2004	2003
Inventories	-56.0	-30.5
Receivables	-196.4	-341.1
Debts	39.4	350.0

NOTE 31 - CHANGES IN OTHER FINANCIAL ASSETS

This line includes flows relating to treasury stock during the accounting period, classified either as marketable securities or deducted from shareholders' equity.

NOTE 32 - IMPACT OF CHANGES IN THE SCOPE OF CONSOLIDATION

In 2004, this item mainly relates to the acquisitions of MININURSE and YUE-SAI in China, as well as the operations carried out over the year to buy out minority interests.

In 2003, this item mainly related to the acquisition of the springs of La Roche-Posay, as well as the payment of minority interests during the year.

Note 33 - CASH AND CASH EQUIVALENTS AT END OF YEAR

This item amounted to €577.7 million and €655.3 million at December 31st 2004 and December 31st 2003 respectively, and may be analysed as follows:

€ millions	12.31.2004	12.31.2003
Marketable securities excluding treasury stock	255.6	233.0
Cash and short-term funds excluding accrued interest	398.5	550.9
Overdrafts, etc.	-76.4	-128.6

Consolidated companies

A - COMPANIES CONSOLIDATED BY THE FULL CONSOLIDATION METHOD[1]

Companies	Head Office	N° Siren	% Interest	% Control[2]
Anglo Overseas Finance (India) Private Ltd	India		100.00	
Areca & Cie	France	784 787 517	100.00	
Avenamite S.A.	Spain		100.00	
Beautycos International Co Ltd	China		100.00	
Beautylux International Cosmetics (Shangai) Co Ltd	China		100.00	
Beautytech International Cosmetics (Yichang) Co Ltd	China		100.00	
Belcos	Japan		100.00	
Belocap Productos Capilares Ltda	Brazil		100.00	
Biotherm	Monaco	56 S 00206	99.80	
Biotherm Distribution & Cie	France	552 127 458	100.00	
Caribel Fragrances Inc.	Puerto Rico		100.00	
Carson Midrand Manufacturing (Pty) Ltd	South Africa		100.00	
Carson Products West Africa Ltd	Ghana		100.00	
Centre Logistique d'Essigny	France	443 660 618	100.00	
Centrex	France	728 201 898	100.00	
Chimex	France	548 201 490	100.00	
Cobelsa Cosmeticos S.A.	Spain		100.00	
Colainaf	Morocco		100.00	
Compagnie Thermale Hôtelière et Financière	France	552 090 383	99.98	
Consortium Général de Publicité	France	552 089 690	100.00	
Cosbel SA de CV	Mexico		100.00	
Cosmelor	Japan		100.00	
Cosmephil Holdings Corporation	Philippines		100.00	
Cosmetica Activa Portugal Ltda	Portugal		100.00	
Cosmetil	Morocco		49.80	100.00
Cosmétique Active Belgilux	Belgium		100.00	
Cosmétique Active Deutschland GmbH	Germany		100.00	
Cosmétique Active España	Spain		100.00	
Cosmétique Active France	France	325 202 711	100.00	
Cosmétique Active Hellas	Greece		100.00	
Cosmétique Active International	France	350 760 559	100.00	
Cosmétique Active Ireland	Ireland		100.00	
Cosmétique Active Italia	Italy		100.00	
Cosmétique Active Nederland	Netherlands		100.00	
Cosmétique Active Österreich GmbH	Austria		100.00	
Cosmétique Active Suisse	Switzerland		99.40	
Dr Pfalz	Germany		100.00	
Elebelle (Pty) Ltd	South Africa		100.00	
Episkin	France	412 127 565	100.00	
Erwiton S.A.	Uruguay		100.00	
Exclusive Signatures International (UK) Ltd	United Kingdom		100.00	
Exclusive Signatures International	France	433 976 255	100.00	
Fapagau & Cie	France	318 247 285	100.00	
Faprogi	France	393 461 454	100.00	
Finval	France	341 643 781	100.00	
Frabel SA de CV	Mexico		100.00	
French Cosmetics UK Limited	United Kingdom		100.00	
Garnier New Zealand Ltd	New Zealand		100.00	
Gemey Maybelline Garnier	France	339 419 962	100.00	
Gemey Paris – Maybelline New York	France	339 381 584	100.00	
Geral Inc.	United States		100.00	
Goldys International	France	337 844 914	100.00	
Helena Rubinstein	France	542 033 465	100.00	
Helena Rubinstein Italia Spa	Italy		100.00	

(1) In accordance with the provisions of Article D. 248-12 of French Trading law, some information provided above is incomplete.
(2) Equivalent to the interest percentage except if specified.

Companies	Head Office	N° Siren	% Interest	% Control[2]
Holdial	France	324 084 698	100.00	
Kosmepol Sp Z.O.O.	Poland		100.00	
L & J Re	France	413 178 740	100.00	
Laboratoire Garnier & Cie	France	572 186 047	100.00	
Lai Mei Cosmetics International Trading Co Ltd	China		100.00	
Lancarome A/S	Denmark		100.00	
Lancôme Institut et Cie	France	332 111 848	100.00	
Lancôme Parfums & Beauté & Cie	France	302 387 196	100.00	
Lancos	Japan		100.00	
La Roche-Posay Dermato-Cosmétique	France	410 336 127	99.98	
La Roche-Posay Laboratoire Pharmaceutique	France	306 688 714	99.98	
LaScad	France	319 472 775	100.00	
Lehoux et Jacque	France	572 072 544	100.00	
L.I.D.V.	France	975 620 675	100.00	
L'Oréal Argentina S.A.I.C.	Argentina		100.00	
L'Oréal Australia	Australia		100.00	
L'Oréal Balkan	Serbia		100.00	
L'Oréal Baltic	Latvia		100.00	
L'Oréal Belgilux	Belgium		99.99	
L'Oréal Canada Inc.	Canada		100.00	
L'Oréal Ceska Republica S.R.O.	Czech Republic		100.00	
L'Oréal Chile S.A.	Chile		100.00	
L'Oréal (China) Co Ltd	China		100.00	
L'Oréal Colombia S.A.	Colombia		100.00	
L'Oréal Danmark A/S	Denmark		100.00	
L'Oréal Deutschland GmbH	Germany		100.00	
L'Oréal Division Productos de Lujo S.A.	Spain		100.00	
L'Oréal Division Productos Gran Publico S.A.	Spain		100.00	
L'Oréal Division Productos Profesionales S.A.	Spain		100.00	
L'Oréal España S.A.	Spain		100.00	
L'Oréal Finland Oy	Finland		100.00	
L'Oréal Guatemala	Guatemala		100.00	
L'Oréal Hellas S.A.	Greece		100.00	
L'Oréal Hong Kong Limited	Hong Kong		100.00	
L'Oréal H.U.P. GmbH & Co Kg	Germany		100.00	
L'Oréal H.U.P. Beteiligungs GmbH	Germany		100.00	
L'Oréal India Ltd	India		100.00	
L'Oréal Indonesia	Indonesia		100.00	
L'Oréal Investments BV	Netherlands		100.00	
L'Oréal Israel Ltd	Israel		92.97	
L'Oréal Italia Spa	Italy		100.00	
L'Oréal Japan Ltd	Japan		100.00	
L'Oréal Korea	South Korea		100.00	
L'Oréal Liban	Lebanon		75.17	
L'Oréal Libramont	Belgium		99.99	
L'Oréal Luxe Producten Nederland BV	Netherlands		100.00	
L'Oréal Luxury Products Norge	Norway		100.00	
L'Oréal Luxury Products Sverige AB	Sweden		100.00	
L'Oréal Luxusprodukte GmbH	Germany		100.00	
L'Oréal Magyarorszag Kozmetikai Kft	Hungary		100.00	
L'Oréal Malaysia	Malaysia		97.50	
L'Oréal Maroc	Morocco		50.00	100.00
L'Oréal Mexico SA de CV	Mexico		100.00	
L'Oréal Mexico Servicios SA de CV	Mexico		100.00	
L'Oréal Middle East Fze	United Arab Emirates		100.00	
L'Oréal Nederland BV	Netherlands		100.00	
L'Oréal New Zealand	New Zealand		100.00	

(2) Equivalent to the interest percentage except if specified.

Companies	Head Office	N° Siren	% Interest	% Control[2]
L'Oréal Norge A/S	Norway		100.00	
L'Oréal Österreich GmbH	Austria		100.00	
L'Oréal Peru S.A.	Peru		100.00	
L'Oréal Philippines	Philippines		100.00	
L'Oréal Polska Sp Z.O.O.	Poland		100.00	
L'Oréal Portugal	Portugal		100.00	
L'Oréal Prodotti di Lusso Italia Spa	Italy		100.00	
L'Oréal Produits de Luxe Belgilux	Belgium		100.00	
L'Oréal Produits de Luxe France	France	314 428 186	100.00	
L'Oréal Produits de Luxe Hellas AE	Greece		100.00	
L'Oréal Produits de Luxe International	France	309 064 947	100.00	
L'Oréal Produits de Luxe Österreich	Austria		100.00	
L'Oréal Produits de Luxe Portugal Lda	Portugal		100.00	
L'Oréal Produits de Luxe Suisse S.A.	Switzerland		100.00	
L'Oréal Produktion Deutschland Beteiligung GmbH	Germany		100.00	
L'Oréal Produktion Deutschland GmbH & Co Kg	Germany		100.00	
L'Oréal Romania	Romania		100.00	
L'Oréal Saipo Industriale Spa	Italy		100.00	
L'Oréal Saipo Spa	Italy		100.00	
L'Oréal Services Centre de Coordination S.A.	Belgium		99.99	
L'Oréal Singapore Pte Ltd	Singapore		100.00	
L'Oréal Slovenija Kozmetika D.O.O.	Slovenia		100.00	
L'Oréal Slovensko S.R.O.	Slovakia		100.00	
L'Oréal South Africa Holdings Ltd	South Africa		100.00	
L'Oréal Suisse S.A.	Switzerland		100.00	
L'Oréal Sverige AB	Sweden		100.00	
L'Oréal Taiwan Co. Ltd	Taiwan		100.00	
L'Oréal Thailand Ltd	Thailand		100.00	
L'Oréal Türkiye	Turkey		100.00	
L'Oréal UK Ltd	United Kingdom		100.00	
L'Oréal Ukraine	Ukraine		100.00	
L'Oréal Uruguay S.A.	Uruguay		100.00	
L'Oréal USA Inc.	United States		100.00	
L'Oréal Venezuela CA	Venezuela		100.00	
L'Oréal Zagreb	Croatia		100.00	
Marigny Manufacturing Australia Pty Ltd	Australia		100.00	
Maybelline KK	Japan		100.00	
Maybelline Suzhou Cosmetics Ltd	China		100.00	
Nihon L'Oréal KK	Japan		100.00	
Ormes Bel Air	France	329 744 809	100.00	
Parbel of Florida Inc.	United States		100.00	
Par-Bleue	France	394 015 812	100.00	
Parfums Cacharel et Cie	France	321 422 172	100.00	
Parfums Guy Laroche	France	304 504 574	100.00	
Parfums Paloma Picasso & Cie	France	333 006 252	100.00	
Parfums Ralph Lauren	France	334 121 415	100.00	
Parmobel Limited	Cyprus		100.00	
Prestige & Collections International	France	334 171 113	100.00	
Procosa - Productos de Beleza S.A.	Brazil		100.00	
Productora Albesa S.A.	Spain		100.00	
Productos Capilares L'Oréal S.A.	Spain		100.00	
Redken France	France	441 459 443	100.00	
Regefi	France	592 065 239	100.00	
Scental	Hong Kong		100.00	
Shu Uemura Cosmetic Corporate	Taiwan		100.00	
Shu Uemura Cosmetics Inc.	Japan		93.57	
Shu Uemura International (Hong Kong)	Hong Kong		93.57	

(2) Equivalent to the interest percentage except if specified.

Companies	Head Office	N° Siren	% Interest	% Control[2]
Siampar Limited	Thailand		100.00	
Sicôs et Cie	France	687 020 214	100.00	
Sincos Pte Ltd	Singapore		100.00	
Socex De Expansao Mercantil Em Cosmeticos	Brazil		99.00	
Société Civile Immobilière Socinay	France	428 623 292	100.00	
Société de Développement Artistique	France	417 893 112	100.00	
Société Hydrominérale de La Roche-Posay	France	542 065 040	99.98	
Sofamo	Monaco	58 S 00670	99.97	
Sofy	France	305 949 034	100.00	
Soprocos	France	586 680 092	100.00	
Soproréal	France	383 069 663	100.00	
Spartys	France	652 054 065	100.00	
Swan Beauties Pvt Ltd	India		100.00	
Thai Shu Uemura	Thailand		96.84	
Venprobel	Venezuela		100.00	
Viktor & Rolf Parfums	France	451 403 612	100.00	
Yasulor Indonesia	Indonesia		100.00	
Yue-Sai Kan Cosmetics Shenzen Ltd	China		100.00	
Zao L'Oréal	Russian Federation		100.00	

(2) Equivalent to the interest percentage except if specified.

B -COMPANIES CONSOLIDATED BY THE PROPORTIONAL METHOD

Companies	Head Office	N° Siren	% Interest	% Control[3]
Beauté Créateurs	France	475 682 068	50.00[1]	
Club Créateurs Beauté Korea Ltd	South Korea		50.00[1]	
Cosmar Japan KK	Japan		50.00[1]	
Galderma Argentina S.A.	Argentina		50.00[2]	
Galderma Australia Pty Ltd	Australia		50.00[2]	
Galderma Belgilux N.V.	Belgium		50.00[2]	
Galderma Brasil Limitada	Brazil		50.00[2]	
Galderma Canada Inc.	Canada		50.00[2]	
Galderma Colombia S.A.	Colombia		50.00[2]	
Galderma Hellas	Greece		50.00[2]	
Galderma Hong Kong	Hong Kong		50.00[2]	
Galderma India Private Ltd	India		50.00[2]	
Galderma International	France	325 186 617	50.00[2]	
Galderma Italia Spa	Italy		50.00[2]	
Galderma Korea Ltd	South Korea		50.00[2]	
Galderma KK	Japan		50.00[2]	
Galderma Laboratories Inc.	United States		50.00[2]	
Galderma Laboratorium GmbH	Germany		50.00[2]	
Galderma Laboratories South Africa Pty Ltd	South Africa		50.00[2]	
Galderma Mexico SA de CV	Mexico		50.00[2]	
Galderma Nordic AB	Sweden		50.00[2]	
Galderma Omega	France	440 139 533	50.00[2]	
Galderma Peru Laboratorios	Peru		50.00[2]	
Galderma Pharma S.A.	Switzerland		50.00[2]	
Galderma Philippines Inc.	Philippines		50.00[2]	
Galderma Polska	Poland		50.00[2]	
Galderma Production Canada Inc.	Canada		50.00[2]	
Galderma Research & Development	France	317 099 679	50.00[2]	
Galderma Research And Development Inc.	United States		50.00[2]	
Galderma S.A.	Switzerland		50.00[2]	

(1) Companies jointly owned with Trois Suisses.
(2) Companies jointly owned with Nestlé.
(3) Equivalent to the interest percentage except if specified.



Companies	Head Office	N° Siren	% Interest	% Control[3]
Galderma Singapore	Singapore		50.00[2]	
Galderma UK Ltd	United Kingdom		50.00[2]	
Galderma Uruguay	Uruguay		50.00[2]	
Innéov Belgium	Belgium		50.00[2]	
Innéov Deutschland GmbH	Germany		50.00[2]	
Innéov España S.A.	Spain		50.00[2]	
Innéov France	France		50.00[2]	
Innéov Hellas AE	Greece		50.00[2]	
Innéov Italia Spa	Italy		50.00[2]	
Innéov Österreich GmbH	Austria		50.00[2]	
Innéov Polska Sp	Poland		50.00[2]	
Innéov Suisse	Switzerland		50.00[2]	
Laboratoires Galderma	France	440 139 772	50.00[2]	
Laboratoires Innéov	France	443 061 784	50.00[2]	
Laboratoires Innéov Unipessoal Portugal Ltda	Portugal		50.00[2]	
Laboratorios Galderma S.A.	Spain		50.00[2]	
Laboratorios Galderma Chile Limitada	Chile		50.00[2]	
Laboratorios Galderma Venezuela S.A.	Venezuela		50.00[2]	
Le Club des Créateurs de Beauté	Belgium		50.00[1]	
Le Club des Créateurs de Beauté Taiwan	Taiwan		50.00[1]	
Le Club des Créateurs Beauté USA	United States		50.00[1]	
Le Club des Créateurs Cosmetic Versand Verwaltungs GmbH	Germany		50.00[1]	
Le Club des Créateurs Cosmetic Versand GmbH and Co Kg	Germany		50.00[1]	
O.O.O. Innéov	Russia		50.00[2]	

(1) Companies jointly owned with Trois Suisses.
(2) Companies jointly owned with Nestlé.
(3) Equivalent to the interest percentage except if specified.

C - COMPANIES CONSOLIDATED BY THE EQUITY METHOD

Companies	Head Office	N° Siren	% Interest	% Control[1]
Club des Créateurs de Beauté KK	Japan		20.00	

(1) Equivalent to the interest percentage except if specified.

Statutory Auditors' report
on the consolidated financial statements

(Year ended December 31st 2004)

Free translation of the original French language report for convenience purposes only.
This report includes information specifically required by French law and this is presented below the opinion on the financial statements. This information includes explanatory paragraphs discussing the Auditors' assessments of certain significant accounting matters. These assessments were made for the purpose of issuing an opinion on the consolidated financial statements taken as a whole and not to provide separate assurance on individual account captions or on information taken outside of the consolidated financial statements. The report also includes information relating to the specific verification of information in the report of the Board of Directors.
This report, together with the Statutory Auditors' report on financial and accounting information in the Chairman's report on Internal Control, should be read in conjunction with French law and professional auditing standards applicable in France.

In accordance with our appointment as Auditors by your Annual General Meeting, we have audited the accompanying consolidated financial statements of L'Oréal for the year ended December 31st 2004.

The consolidated financial statements have been approved by the Board of Directors. Our responsibility is to express an opinion on these financial statements, based on our audit.

Opinion on the consolidated financial statements

We conducted our audit in accordance with professional standards applicable in France. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the financial position and the assets and liabilities of the group as at December 31st 2004 and the results of operations for the year then ended, in accordance with rules and accounting principles generally accepted in France.

Justification of our assessments

In accordance with article L.225-235 of the French Commercial Code (Code de commerce) relating to the justification of our assessments, we draw your attention to the matters set out below:
• goodwill and intangible assets have been valued in accordance with the group's accounting policies described in Notes 1-d and 1-e to the consolidated financial statements,
• obligations relating to pensions, early retirement benefits and other related benefits granted to employees have been valued and recorded in accordance with the group's accounting policies described in Notes 1-n and 15-c of the consolidated financial statements,
• the accounting treatment of the net capital gain realized on the Sanofi-Aventis dilution mentioned in Notes 24-c and 26 of the consolidated financial statements does not call for any particular comment with respect to the methodology applied and the assumptions made.

These assessments are part of our audit approach to the consolidated financial statements taken as a whole and therefore contribute to the expression of the overall opinion given in the first part of this report.

Specific verifications

In accordance with professional standards applicable in France, we have also verified the information given in the group's Management Report. We have no comment to make as to the fair presentation of this information or its consistency with the consolidated financial statements.

Paris-la-Défense and Neuilly, February 17th 2005

The Statutory Auditors

PricewaterhouseCoopers Audit — Deloitte & Associés

Pierre Coll — Etienne Jacquemin

Parent company financial statements

COMPARED BALANCE SHEETS

€ millions

	12.31.2004	12.31.2003	12.31.2002
Assets (net values)			
Intangible assets *(note 1)*	389.9	350.2	351.0
Tangible assets *(note 2)*	226.0	204.3	192.0
Financial assets *(note 4)*	6,779.1	5,897.5	5,668.6
Fixed assets	**7,395.0**	**6,452.0**	**6,211.6**
Inventories	42.8	42.3	46.6
Prepayments to suppliers	7.0	8.1	5.2
Trade accounts receivable *(note 8)*	272.1	292.5	262.1
Other current assets *(note 8)*	142.3	115.6	258.1
Marketable securities *(note 6)*	1,339.0	1,528.3	1,518.4
Cash and cash equivalents	322.2	192.2	84.9
Current assets	**2,125.4**	**2,179.0**	**2,175.3**
Prepaid expenses *(note 7)*	**19.2**	**16.1**	**21.7**
Unrealised exchange losses *(note 12)*	**3.8**	**12.2**	**7.6**
TOTAL ASSETS	**9,543.4**	**8,659.3**	**8,416.2**

€ millions

Liabilities	12.31.2004	12.31.2003	12.31.2002
Capital stock	135.2	135.2	135.2
Additional paid-in capital	953.5	953.4	953.4
Reserves and retained earnings	4,807.1	4,386.4	3,832.1
Net income	1,230.1	939.5	1,014.3
Regulatory provisions	48.2	49.0	47.8
Shareholders' equity	**7,174.1**	**6,463.5**	**5,982.8**
Provisions for liabilities and charges *(note 9)*	**185.0**	**279.1**	**291.4**
Borrowings and debts *(note 10)*	1,662.7	1,320.1	1,603.4
Trade accounts payable *(note 11)*	281.8	273.8	253.8
Other current liabilities *(note 11)*	235.0	313.0	281.9
Other liabilities	**2,179.5**	**1,906.9**	**2,139.1**
Unrealised exchange gains *(note 12)*	**4.8**	**9.8**	**2.9**
TOTAL LIABILITIES	**9,543.4**	**8,659.3**	**8,416.2**

COMPARATIVE TABLES OF PROFIT AND LOSS ACCOUNTS

€ millions

	12.31.2004	12.31.2003	12.31.2002
Revenue	**1,902.1**	**1,818.9**	**1,734.3**
Net sales *(note 15)*	1,774.2	1,706.1	1,609.3
Reversals of provisions and transfers of charges	48.7	36.1	28.9
Other revenue *(note 16)*	79.2	76.7	96.1
Expenses	**–1,764.1**	**–1,781.6**	**–1,668.6**
Purchases and variation in inventories	–243.8	–243.1	–245.7
Other purchases and external charges	–877.2	–905.9	–821.3
Taxes and similar payments	–40.3	–35.0	–40.5
Personnel costs *(note 17)*	–465.7	–460.1	–432.4
Depreciation and charges to provisions *(note 18)*	–74.3	–72.5	–74.7
Other charges	–62.8	–65.0	–54.0
Operating profit	**138.0**	**37.3**	**65.7**
Share in results from joint operations			**2.4**
Net interest income	1,167.7	1,139.7	1,216.3
Net charges to/(reversals of) provisions and transfers of charges	–152.7	–150.5	–163.0
Exchange gains and losses	19.8	36.1	7.4
Net financial income *(note 19)*	**1,034.8**	**1,025.3**	**1,060.7**
Pre-tax profit	**1,172.8**	**1,062.6**	**1,128.8**
Exceptional income/(loss) *(note 20)*	**54.5**	**16.3**	**–49.1**
Employee profit-sharing	–18.0	–15.2	–8.1
Income tax *(note 21)*	20.8	–124.2	–57.3
Net income	**1,230.1**	**939.5**	**1,014.3**

CHANGES IN SHAREHOLDERS' EQUITY

The share capital of €135,212,432 comprises 676,062,160 shares with a par value of €0.2.

The changes in shareholders' equity are as follows:

€ millions

	Share capital	Additional *paid-in* capital	1976 *fair value* adjustment	Reserves and *retained* earnings	Net income *for the year*	Regulatory provisions	Total
Balance at December 31st 2002 before allocation of net income	**135.2**	**953.4**	**46.0**	**3,786.1**	**1,014.3**	**47.8**	**5,982.8**
Allocation of 2002 net income				805.0	–805.0		0.0
Dividends paid for 2002				–206.2	–209.3		–415.5
Withholding tax				–44.5			–44.5
2003 net income					939.5		939.5
Other movements during period						1.2	1.2
Balance at December 31st 2003 before allocation of net income	**135.2**	**953.4**	**46.0**	**4,340.4**	**939.5**	**49.0**	**6,463.5**
Allocation of 2003 net income				647.5	–647.5		0.0
Dividends paid for 2003				–182.5	–292.0		–474.5
Withholding tax				–39.2			–39.2
2004 net income					1,230.1		1,230.1
Absorption of Gesparal at January 1st 2004		0.1					0.1
Exit Tax				–5.0			–5.0
Other movements during period						–0.8	–0.8
Balance at December 31st 2004 before allocation of net income	**135.2**	**953.5**	**46.0**	**4,761.2**	**1,230.1**	**48.2**	**7,174.2**

The reserves include an amount of €18 million in 2004 corresponding to dividends not paid, as a consequence of L'Oréal's retaining some of its own shares, compared with €17.2 million in 2003.

The regulatory provisions consist mainly of the provision for investment that amounted to €30 million at December 31st 2004, compared with €34.1 million at December 31st 2003. In 2004, a charge of €2.8 million was made to the provision for investment as employee profit-sharing for 2003 (compared with €5.4 million in 2003). This provision includes the transfer to the company of some of the provisions set aside by our subsidiaries under a group agreement. There was a corresponding reversal in 2004 of a provision of €6.8 million set aside in 1999 (compared with €6.0 million in 2003).

Accelerated capital allowances at December 31st 2004 amounted to €18.1 million, compared with €14.7 million at December 31st 2003.

In accordance with the recommendation of the CNC Emergency Committee dated February 2nd 2005, the amount corresponding to the tax debt arising from the compulsory exit tax instituted by the Amended French Finance Act for 2004 has been recorded as a carry-forward charge to be allocated in 2005.

STATEMENTS OF CASH FLOWS

€ millions

	12.31.2004	12.31.2003	12.31.2002
Operating activities			
Net income	**1,230.1**	**939.5**	**1,014.3**
Depreciation	53.8	53.3	51.6
Charges to provisions (net of reversals)	60.2	135.4	199.1
Gains and losses on disposals of fixed assets	15.1	3.1	9.0
Cash flow	**1,359.2**	**1,131.3**	**1,274.0**
Cash used for working capital *(note 23)*	–83.7	156.2	8.7
Net cash provided by operating activities	**1,275.5**	**1,287.5**	**1,282.7**
Investing activities			
Investments in fixed assets	–1,167.6	–333.4	–94.3
Changes in other financial assets *(note 24)*	196.8	–117.6	–475.6
Disposals of fixed assets	0.8	2.7	26.5
Net cash used by investing activities	***–970.0***	***–448.3***	***–543.4***
Financing activities			
Capital increase	0.1	0.0	0.0
Dividends paid	–513.8	–460.0	–391.7
Changes in financial debt	343.7	–264.9	–402.4
Net cash used by financing activities	**–170.0**	**–724.9**	**–794.1**
Change in cash and cash equivalents	135.5	114.3	–54.8
Cash and cash equivalents at beginning of year	182.0	67.7	122.5
Cash and cash equivalents at end of year *(note 25)*	**317.5**	**182.0**	**67.7**

NOTES

The following notes form an integral part of the annual financial statements.

Significant event during year

The Extraordinary General Meeting of L'Oréal on April 29th 2004 approved the merger and absorption of Gesparal by L'Oréal, effective retroactively from January 1st 2004. This operation has had no significant effect on the structure and profit of L'Oréal as Gesparal mainly held L'Oréal shares and had no debt at the time of the merger.

Accounting principles

The financial statements are presented in millions of euros; the figures in the tables of subsidiaries and holdings are expressed in thousands of euros.

The annual financial statements have been prepared in accordance with the accounting principles specified by the applicable regulations in France. Since January 1st 2002, L'Oréal has applied CRC regulation no.00.06 on liabilities. The application of this regulation has had no effect on shareholders' equity at the start of the year.

In accordance with CNC recommendation no.2004-05 of March 25th 2004, L'Oréal has recorded for the first time in 2004 its obligation for long-service medal awards. The impact at the start of the year of this change in accounting methods is €5 million, which has been recorded as charges to exceptional provisions in order to make this charge tax-deductible.

The items recorded in the financial statements are valued at historical cost except for fixed assets revalued in accordance with legal requirements.

Intangible assets
Intangible assets are recorded on the balance sheet at purchase cost.

The value of the newly-acquired brands is calculated based on various factors including their reputation and their potential contribution to profits.

Trademarks and business goodwill are not amortised; their value is assessed annually by reference to criteria such as the evolution of net sales and profitability.

Patents are amortised over 5 years. Initial trademark registration costs are amortised over a period of 10 years.

Software whose value is material is amortised by the straight-line method over 5 years and gives rise to an accelerated capital allowance using the declining balance method over 12 months.

Other intangible assets are usually amortised over periods not exceeding 20 years.

Tangible assets
Tangible assets are recorded on the balance sheet at purchase cost. The depreciation periods are as follows:

	Period
Buildings	20/50 years
Installations, fittings	10 years
Industrial machinery and materials	10 years
Other tangible assets	3/10 years

Depreciation, whether calculated using the straight-line or declining balance method, is equivalent to economic depreciation. Industrial machinery and materials however constitute an exception, and are depreciated by the straight-line method over 10 years, with the rest being considered as an accelerated capital allowance.

Financial assets

Investments and advances
These items are recorded on the balance sheet at purchase cost excluding incidental expenses. Their value is assessed annually with reference to their value in use, which is based in particular on the actual and forecasted profitability of the subsidiary concerned, and the proportion of shareholders' equity that is held. If the value in use falls below the acquisition cost, a provision is made.

Other financial assets
Long-term loans and other debtors are valued at their nominal value. Long-term loans and other debtors denominated in foreign currencies are converted at the exchange rate ruling at the end of the financial year. If necessary, provisions are made for these items to reduce them to their value in use at the end of the financial year.

Treasury stock acquired as part of the general buyback programme are recorded under *Other long-term investments*.

At the end of the financial year, the other long-term investments are compared with their probable trading value, and depreciated if necessary.

Inventories
Inventories are valued using the average method.

A provision is made for obsolete and slow-moving inventories on the basis of actual and forecasted sales.

Trade accounts receivable
Trade accounts receivable are recorded at their nominal value. Where appropriate, a provision is made based on an assessment of the risk of non-recovery.

Marketable securities
Securities are stated at cost, and valued at the end of the financial year at their probable trading value.

Treasury stock held that are specifically allocated to employee stock option plans, are recorded as *Marketable securities*.

In the case of stock option plans prior to 2000, a provision for depreciation has been made to cover the difference between the acquisition price of the shares and the price at which the options are exercised by the beneficiaries. Since January 1st 2000, no discount has been granted on the option allocation price. Provided that the shares are purchased at a lower price than the allocation price, no provision for depreciation is required. However, a provision is made in the event of any decline in the market price; the provision consists of the difference between the net book value of the shares and the average share price over the month preceding the closing date.

Provisions for liabilities and charges
Provisions of this type are set up to cover potential outflows for the benefit of third parties, without a return for the company. They relate mainly to industrial and commercial risks (legal action, product returns) and fiscal and personnel risks.

They are estimated on the basis of the most likely assumptions or by using statistical methods, depending on the type of provisions.

Accounting for foreign currency transactions and exchange rate risk hedging
In accordance with group financial management policies, the company conducts no money market transactions for speculative reasons.

All debtor and creditor balances denominated in foreign currencies are converted using exchange rates ruling at the end of the financial year.

Exchange rate hedging instruments are negotiated to cover commercial transactions recorded on the balance sheet or future transactions considered to be highly probable. The losses and gains generated by these instruments are recorded symmetrically with the items that they covers.

Exchange variations in operating transactions and variations in the market value of hedging instruments are recorded in the balance sheet under *Translation differences*. Provision is made if the sum of the translation differences shows a potential exchange loss based on the overall exchange position for all currencies.

Operating transactions planned for the next financial year are already covered by hedges, whose impact will be recorded during the same accounting period as the transactions covered.

Accounting for interest rate instruments
With regard to interest rate risk, the profits generated by interest rate swaps covering financial liabilities are recorded symmetrically with the profits on the debts covered, *prorata temporis*.

Employee retirement obligation and related benefits
L'Oréal adheres to pensions, early retirement and other benefit schemes for employees and retired employees depending on legislation and regulations. Corporate officers are regarded as employees for all additional benefits relating to their remuneration, and are therefore covered by the same employee benefits.

Partial external financial hedging has been set up in order to gradually build up a fund through the premiums paid. The premiums are included in the charges for the financial year under *Other purchases and external charges*.

The related obligations are calculated using an actuarial valuation method based on the final salary.

These unfunded commitments are recorded as an off-balance sheet contingent liability, and thus remain outside the balance sheet.

For the first time in 2004, the obligation for long-service medals is not recorded as an off-balance sheet commitment; instead a provision has been made whose amount is based on an actuarial assessment.

Net sales
This amount consists of sales of goods and services. It is stated net of rebates and discounts.

Advertising and public relations expenses
Expenses relating to the advertisement and promotion of products to customers and consumers are recorded as charges in the year during which the advertisement or promotion takes place.

Research and development expenditure
Research and development expenditure is recorded as *Other purchases and external charges* as it is incurred.

Income tax
The company has opted to carry out a tax grouping. From 2004 onwards, the French subsidiaries included in the scope of the tax grouping record a tax charge in their financial statements based on their own taxable income.

L'Oréal, as the parent company, records as tax integration revenue the difference between the sum of the tax of the subsidiaries and the tax due on the total profit.

Notes to the balance sheet and off-balance sheet items

Note 1 - Intangible assets

€ millions	12.31.2003	Increase Acquisition	Decrease Sale	12.31.2004
Patents and trademarks	308.3	44.3	7.4	345.2
Business goodwill	2.4	–	–	2.4
Other intangible assets	113.9	18.6	2.0	130.4
Customer prepayments	n/s	n/s	–	0.1
Gross value	**424.6**	**62.9**	**9.4**	**478.1**
Patents and trademarks	29.9	2.2		32.1
Business goodwill	0.3	–	–	0.3
Other intangible assets	44.2	12.3	0.7	55.8
Amortisation	**74.4**	**14.5**	**0.7**	**88.2**
Net book value	**350.2**	**48.4**	**8.7**	**389.9**

Note 2 - Tangible assets

€ millions	12.31.2003	Increase Acquisition	Decrease Sale	12.31.2004
Land	22.4	25.9	–	48.3
Buildings	317.5	12.1	1.4	328.2
Industrial machinery and materials	123.5	13.7	1.7	135.5
Other tangible assets	86.5	9.7	7.2	89.0
Work-in-progress	13.3	4.2	4.9	12.6
Supplier prepayments	2.1	0.1	1.1	1.1
Gross value	**565.3**	**65.7**	**16.3**	**614.7**
Buildings	200.1	18.5	1.1	217.5
Industrial machinery and materials	96.9	9.9	1.5	105.3
Other tangible assets	64.0	8.9	7.0	65.9
Amortisation	**361.0**	**37.3**	**9.6**	**388.7**
Net book value	**204.3**	**28.4**	**6.7**	**226.0**

The annual straight-line depreciation amounted to €22.3 million.

The annual declining balance depreciation amounted to €14.7 million.

An exceptional depreciation amount of €0.3 million has been recorded.

Note 3 - Leased fixed assets

€ millions	Leased fixed assets at 12.31.2004				Balance sheet including leased fixed assets		
Balance sheet items	Historical cost[1]	Depreciation[2] For the year	Depreciation[2] Aggregate	Net value	Gross value	Depreciation	Net value
Buildings and land	95.7	4.2	49.5	46.2	472.2	267.0	205.2
Industrial machinery and materials	n/s	n/s	n/s		135.5	105.3	30.2
Total	**95.7**	**4.2**	**49.5**	**46.2**	**607.7**	**372.3**	**235.4**

(1) Value of items at the time the contracts were signed.
(2) Charge to depreciation and aggregate charges to depreciation which would have been recorded had these goods been purchased.
(3) Depreciation method used: 5% to 2% straight-line.

€ millions	Financial lease commitments at 12.31.2004						
Balance sheet items	Instalments paid		Instalments not yet paid				Residual
	For the year	Aggregate	Less than 1 year	1 year to 5 years	Over 5 years	Total to be paid	purchase price[1]
Buildings and land	11.9	120.7	11.8	22.3	22.8	56.9	1.4
Industrial machinery and materials	n/s	n/s	n/s			n/s	n/s
Total	**11.9**	**120.7**	**11.8**	**22.3**	**22.8**	**56.9**	**1.4**

(1) In accordance with contract.

Note 4 - Financial assets

€ millions	12.31.2003	Increase Acquisition Subscription	Decrease Sale	12.31.2004
Investments in non-consolidated companies	5,750.3	370.6	1.9	6,119.0
Long-term loans and other debtors	367.3	1,115.9	1,292.7	190.5
Treasury stock	–	691.8	–	691.8
Other	13.8	0.9	5.6	9.1
Gross value	**6,131.4**	**2,179.2**	**1,300.2**	**7,010.4**
Investments in non-consolidated companies	223.5	3.9	13.5	213.9
Long-term loans and other debtors	–	–	–	–
Treasury stock	–	12.4	–	12.4
Other	10.4	–	5.4	5.0
Depreciation	**233.9**	**16.3**	**18.9**	**231.3**
Net book value	**5,897.5**	**2,162.9**	**1,281.3**	**6,779.1**

In 2004, L'Oréal bought 12,340,000 of its own shares under the general share buyback programme. The total market value amounted to €679.4 million at the average price for the month of December, corresponding to the net value of the shares purchased, and €689.2 million at the closing price on December 31st.

The table of subsidiaries and holdings is presented at the end of the notes to the financial statements.

Note 5 - Transactions with related companies

€ millions	12.31.2004	12.31.2003
Financial assets	6,070.6	5,855.6
Trade accounts receivable	142.5	138.2
Other receivables	19.8	4.0
Borrowings	172.7	104.5
Trade accounts payable	52.7	58.0
Other payables	n/s	86.2
Financial charges	13.0	9.0
Financial income	1,218.3	1,194.9

Note 6 - Marketable securities

This item comprises:

€ millions	12.31.2004	12.31.2003
L'Oréal shares	1,759.1	1,792.6
Financial instruments	3.2	1.5
Stock option premiums	11.8	11.3
Gross value	**1,774.1**	**1,805.4**
L'Oréal shares	435.1	277.1
Financial instruments	–	–
Stock option premiums	–	–
Provisions for depreciation	**435.1**	**277.1**
Net book value	**1,339.0**	**1,528.3**

The 25,447,800 L'Oréal shares held for the employee stock option plans have a net value of €1,324 million (after a depreciation of €158 million) compared with €1,515.5 million at December 31st 2003.

During 2004, the only stock options exercised related to 1,038,600 shares.

For 2004, the total market value of treasury stock amounted to €1,401.2 million based on the average price in December and to €1,421.3 million at the closing price at December 31st.

For 2003, the total market value of treasury stock amounted to €1,670.8 million based on the average price in December and to €1,721.6 million at the closing price at December 31st.

Note 7 - Prepaid expenses

€ millions	12.31.2004	12.31.2003
Prepaid expenses	18.5	13.4
Deferred charges	0.7	2.7
Total	**19.2**	**16.1**

The deferred charges consist mainly of:
- compensation paid under the license contract, which is spread over the contract period (€0.3 million),
- perpetual loan issue costs (€0.4 million).

Note 8 - Statement of receivables

€ millions	Due within 1 year	Due beyond 1 year	Gross	Depreciation	Net
Fixed assets					
Long-term loans and other debtors	91.1	99.4	190.4	–	190.4
Other financial assets	–	–	8.7	4.7	4.0
Current assets					
Trade accounts receivable	278.3	–	278.3	6.2	272.1
Tax and welfare benefit accounts receivable	51.0	–	51.0	–	–
Group and associates	19.7	–	19.7	–	–
Other accounts receivable	72.1	–	72.1	–	–
Other current assets	142.8	–	142.8	0.5	142.3
Prepaid expenses	**18.5**	–	**18.5**	–	–

The items entered under current assets amounted to €58.7 million at December 31st 2004 compared with €56.1 million at December 31st 2003, and consisted mainly of income to be received in an amount of €41.8 million at December 31st 2004 compared with €41.8 million at December 31st 2003.

Note 9 - Provisions for liabilities and charges

€ millions	12.31.2003	Increase	Reversal (provisions used)	Reversal (provisions not used)	12.31.2004
Provisions for ligitation	52.8	1.3	0.4	26.3	27.4
Provisions for exchange losses	2.4	–	2.4	–	–
Provisions for charges	31.9	38.0	25.1	4.0	40.8
Other provisions for liabilities[1]	192.0	9.0	6.3	77.9	116.8
Total	**279.1**	**48.3**	**34.2**	**108.2**[2]	**185.0**

(1) This item includes provisions for fiscal risks, and for industrial and commercial risks relating to operations (contracts, product returns) and personnel liabilities.
(2) This amount consisted mainly of reversals of provisions for social liabilities.

The change in provisions for liabilities and charges has had the following impact on the items indicated:

€ millions	Increase	Reversal (provisions used)	Reversal (provisions not used)
Operating profit	18.5	14.7	27.6
Financial income	18.0	17.8	–
Exceptional income	11.8	1.7	80.6
Income tax	–	–	–
Total	**48.3**	**34.2**	**108.2**

Note 10 - Borrowings and debts

L'Oréal carries out financing through medium-term bank loans, and by the issue of short-term paper in France. The programme amounts to €1,600 million.

Liquidity for the issue of short-term paper is ensured by confirmed lines of bank cash in an amount of €2,121 million at December 31st 2004 compared with €2,075 million at December 31st 2003. The cash lines, like the medium-term loans, are not subject to any financial ratio clauses or rating clauses.

Total borrowings and debts consist of the following:

By type

€ millions	12.31.2004	12.31.2003
Debenture loans	n/s	n/s
Borrowings from and debts due to financial institutions	721.7	808.5
Perpetual loan(1)	83.2	85.9
Short-term paper	634.3	262.6
Other borrowings and debts	221.2	156.0
Overdrafts	2.3	7.1
Total	**1,662.7**	**1,320.1**

(1) In accordance with OEC recommendation no.28, the perpetual loan is recorded under the *Debts* heading. In 2007 the loan will be deemed to constitute a perpetual loan of €71 million.

By maturity

€ millions	12.31.2004	12.31.2003
Due within 1 year	965.5	599.6
Due in 1-5 years	624.3	577.8
Due beyond 5 years	72.9	142.7
Total	**1,662.7**	**1,320.1**

The following main variations were recorded during the year:

€ millions	
Loans subscribed	942.9
Loans repaid	594.6

At December 31st 2004, the perpetual loan subcribed by L'Oréal in 1992 generated a total interest charge for the year of €9.2 million, including interest receivable but not yet due in an amount of €4.4 million.

Note 11 - Statement of debts

€ millions	
Trade accounts payable	**281.8**
Tax and welfare benefit debts	138.0
Fixed asset debts	11.8
Group and associates	0.1
Other debts	85.1
Other current liabilities	**235.0**

There is no debt maturing beyond one year.

Other trade accounts payable amounted to €138.1 million at December 31st 2004 compared with €136.1 million at December 31st 2003.

Other tax and welfare benefit debts amounted to €86.8 million at December 31st 2004 compared with €80.5 million at December 31st 2003. They consisted mainly of the provision for employee profit-sharing (€17.6 million at December 31st 2004) and the provision for incentives (€42.9 million at December 31st 2004).

Other fixed asset debts amounted to €4.1 million.

Other debts amounted to €43.3 million.

Note 12 - Translation differences

The revaluation of debtor and creditor balances denominated in foreign currencies at the exchange rates ruling at December 31st resulted in the recording of the following translation differences:

€ millions	Assets		Liabilities	
	12.31.2004	12.31.2003	12.31.2004	12.31.2003
Financial receivables	n/s	4.6	–	0.1
Trade accounts receivable	1.7	1.7	0.4	0.2
Financial debts	–	0.2	0.5	5.3
Trade accounts payable	n/s	–	1.3	2.7
Financial instruments	2.1	5.7	2.6	1.5
Total	**3.8**	**12.2**	**4.8**	**9.8**

The overall foreign exchange position, based on the accounting principles described earlier, was as follows:

€ millions	12.31.2004	12.31.2003
Japanese yen	0.1	1.2
U.S. dollar	0.7	–3.6
Other currencies hedged	–0.1	0.3
Currencies not hedged	0.3	–0.3
Total	**1.0**	**–2.4**

The overall foreign exchange position indicates an unrealised gain, which is not recorded in the profit and loss account.

Note 13 - Derivatives

The financial instruments held for exchange rate risk hedging purposes are mainly related to future operations, and comprise the following:

€ millions	Notional		Market value	
	12.31.2004	12.31.2003	12.31.2004	12.31.2003
Currency futures				
Sale of USD/Purchase of EUR	172.4	159.1	6.1	25.1
Purchase of JPY/Sale of EUR	9.5	3.1	–0.1	1.0
Sale of GBP/Purchase of EUR	54.8	30.8	0.7	1.4
Sale of RUB/Purchase of EUR	27.5	3.9	1.3	0.1
Sale of RUB/Purchase of USD	33.1	38.5	–1.0	–3.4
Sale of CAD/Purchase of EUR	29.2	24.6	0.6	1.1
Sale of MXN/Purchase of USD	1.1	10.6	n/s	0.1
Sale of CHF/Purchase of EUR	6.9	14.6	n/s	0.4
Sale of AUD/Purchase of EUR	8.9	7.9	0.1	–0.2
Sale of CNY/Purchase of USD	32.0	1.1	0.7	n/s
Sale of ARS/Purchase of USD	13.2	5.7	–0.5	–0.1
Sale of other currencies/Purchase of EUR	40.2	20.9	–0.4	0.2
Sale of other currencies/Purchase of USD	–	2.4	–	–0.4
Purchase of other currencies/Sale of EUR	0.1	–	n/s	–
Currency futures total	**428.9**	**323.2**	**7.5**	**25.3**
Currency options				
USD/EUR	74.0	41.9	7.0	4.9
MXN/EUR	6.9	–	0.4	–
GBP/EUR	8.5	–	0.2	–
CAD/EUR	4.4	–	0.1	–
RUB/EUR	33.9	–	2.4	–
Currency options total	**127.7**	**41.9**	**10.1**	**4.9**
of which: call options	153.4	102.0	11.8	10.1
put options	–25.7	–60.1	–1.7	–5.2
Futures instruments total	**556.6**	**365.1**	**17.6**	**30.2**

The put options total corresponds exclusively to the sale of previously purchased options when it appeared opportune to replace them by other hedging instruments.

The following financial instruments are held for the purpose of interest rate risk hedging:

€ millions	Notional		Market value	
Interest rate derivatives	12.31.2004	12.31.2003	12.31.2004	12.31.2003
Borrower rate/floating rate swaps				
EUR Euribor/fixed rate	325.5	332.7	22.0	23.1
Floating rate/floating rate swaps				
EUR Euribor/Euribor	286.2	354.7	0.6	2.2
Purchases caps				
EUR Euribor	300.0	300.0	–	0.1
Total	**911.7**	**987.4**	**22.6**	**25.4**

Note 14 - Off-balance sheet commitments

a) Off-balance sheet commitments consist of the following:
The confirmed credit lines are indicated in note 10.

€ millions	12.31.2004	12.31.2003
Commitments given for employee retirement obligation and related benefits(1)	487.2	399.2
Minorities buyback commitments	78.3	280.5
Commitments given(2)	621.1	671.8
Commitments received	9.0	7.1
Investment orders	35.0	23.3
Documentary credits	4.9	3.3

(1) The discount rate used in 2004 to assess the value of these commitments is 4.75%, compared with 5.25% in 2003. A social liabilities mutualisation agreement was implemented in 2004. Under this agreement, the commitments are allocated between the French companies in the group, and their financing is organised on a prorata basis according to respective total wage bills (personalised depending on the scheme), so that the companies are jointly and severally responsible for the execution of the said commitments within the limit of the collective funds constituted.
(2) This line includes various sureties and commitments including €613.3 million at December 31st 2004 on behalf of directly and indirectly held subsidiaries, compared with €664.2 million at December 31st 2003. Liability commitments are added in the customary way.

b) Lease commitments due in under 1 year amounted to €48.7 million, those due in 1-5 years to €134.1 million, and those due in over 5 years to €40.6 million.
The breakdown of finance lease commitments is indicated in note 3.

c) Contingent liabilities
In its normal operations, L'Oréal is involved in legal actions and is subject to tax assessments, customs controls and administrative audits. The company sets aside a provision wherever a risk is found to exist, and an estimate of its cost is possible.

At the present time, there is no exceptional event or dispute which could materially and with serious probability affect the results, financial situation, assets or operations of the company.

Notes to the profit and loss account

Note 15 - Net sales

€ millions	12.31.2004	12.31.2003
Goods	849.4	829.9
Raw materials, packaging	16.4	17.8
Services(1)	801.3	759.5
Rental	32.4	30.4
Other revenue	74.7	68.5
Total	**1,774.2**	**1,706.1**

(1) Mainly revenue from technical assistance.

Net sales in France amounted to €1,119.6 million in 2004 compared with €1,100.4 million in 2003.

Note 16 - Other revenue

This item consists mainly of royalties on trademarks.

Note 17 - Breakdown of average number of employees

The average number of employees in each category is indicated below:

	2004	2003
Executives	2,400	2,366
Supervisors	2,157	2,161
Employees	518	521
Manual workers	352	371
Sales representatives	319	312
Total	**5,746**	**5,731**
o/w apprentices	125	136
o/w external tempory workers	189	233

Note 18 - Depreciation and charges to provisions

Depreciation and charges to provisions consisted of:

€ millions	12.31.2004	12.31.2003
Depreciation of fixed assets	53.4	53.3
Depreciation of current assets	2.6	3.2
Provisions for liabilities and charges	18.3	16.0
Total	**74.3**	**72.5**

Note 19 - Net financial income

Net interest income amounted to €1,167.7 million at 31 December 31st 2004, compared with €1,139.7 million at December 31st 2003. It consisted mainly of the following:

€ millions	12.31.2004	12.31.2003
Dividends collected	1,215.7	1,191.2
Loan interest income	2.6	3.8
Income from other accounts receivable and marketable securities	5.5	15.3
Loan interest charges	–38.6	–59.7

Net charge to/(reversal of) provisions and transfers of charges amounted to à €–152.7 million at December 31st 2004, compared with €–150.5 million at December 31st 2003 and related mainly to:

€ millions	12.31.2004	12.31.2003
Net reversals of provisions for depreciation of financial assets excluding treasury stock	15.0	–10.5
Net charges to provisions for depreciation of treasury stock	–170.4	–139.8
Net charges to provisions for financial liabilities and charges	–0.2	–3.0

Note 20 - Exceptional income/(loss)

This item consisted in particular of the following:

- the loss relating to disposal and destruction of intangible, tangible and fixed assets which amounted to €15.1 million,
- the first charge to the long-service medal provision in an amount of €5 million,
- the net reversals of provisions for exceptional liabilities and charges (excluding long-service medals), in an amount of €75.5 million.

Note 21 - Income tax

The tax charge for the year consisted of the following:

€ millions	12.31.2004	12.31.2003
Income tax	–5.3	12.5
Tax on exceptional income and employee profit-sharing	–15.5	–2.1
Net provisions for tax	–	6.3
Sum of taxes of subsidiaries	–	107.5
Income tax	**–20.8**	**124.2**

The change in this item is the result of the recording by each subsidiary of the tax integration of its own tax, making a total of €151.4 million.

Application of tax regulations resulted in a €2.8 million reduction in the profit for the year, mainly because of the charge to regulatory provisions and the research tax credit.

Note 22 - Deferred tax assets and liabilities

€ millions	Start of financial year		Variations		End of financial year	
	Assets	*Liabilities*	*Assets*	*Liabilities*	*Assets*	*Liabilities*
Temporary deferrals						
Regulatory provisions		7.2	3.2	3.3		7.3
Temporarily non-deductible charges	170.1		78.0	49.4	198.7	
Charges deducted (or revenue taxed) for fiscal purposes and not yet recorded		1.8	6.6	4.7	0.1	
Temporarily non-taxable revenue		1.0	0.2			0.8
Items to be imputed						
Losses, deferred depreciation, etc.						
Possible taxation items						
Special reserve of long-term capital gains[1]		259.2	82.4			176.8

(1) The optional exit tax instituted by the Amended French Finance Act for 2004 will provide discharge from the additional income tax normally due in the event of a charge to the special reserve of long-term capital gains. The decision to opt for this optional tax must be taken by December 31st 2006 and the charge, based on the reserve amount, will be €22.3 million.

The figures include the additional 1.5% contribution and the 3.3% social contribution, increasing corporate tax at the normal and reduced rates.

Notes on the statement of cash flows

Note 23 - Cash used for working capital

The cash used for working capital amounted to €–83.7 million at December 31st 2004, compared with €156.2 million at December 31st 2003. It consisted of the following:

€ millions	12.31.2004	12.31.2003
Inventories	–0.8	6.4
Receivables	–14.6	123.1
Debts	–68.3	26.7
Total	**–83.7**	**156.2**

Note 24 - Changes in other financial assets

This line includes cash flows relating to treasury stock for the year, classified under *Marketable securities* and *Other long-term investments*.

Note 25 - Cash and cash equivalents at end of year

Cash and cash equivalents amounted to €317.5 million at December 31st 2004, compared with €182 million at December 31st 2003 and consisted of the following:

€ millions	12.31.2004	12.31.2003
Cash and cash equivalents excluding interest receivable	319.8	189.1
Overdrafts	–2.3	–7.1
Total	**317.5**	**182.0**

TABLE OF SUBSIDIARIES AND HOLDINGS AT DECEMBER 31ST 2004

Detailed information

€ thousands	Capital	Reserves and retained earnings before appropriation of profits	% holding	Book value of shares held		Profit or loss in last financial year	Dividends collected by the company during the financial year
				Gross	Net		
A. Main French subsidiaries – Holding over 50%							
Areca & Cie	35	1	99.78	35	35	39	(1)
Banque RE.GE.FI.	19,250	62,536	100.00	75,670	75,670	10,437	13,898
Beauté Créateurs	4,412	–800	50.00	3,425	3,425	4,204	
Biotherm Distribution & Cie	182	413	99.90	472	472	4,679	7,322
Centrex	1,800	29	100.00	3,532	3,532	9	(1)
Chimex	5,642	–5,287	100.00	7,501	7,501	910	
Cosmétique Active France	21	6,392	69.91	130	130	15,459	13,961
Cosmétique Active International	17	3,931	87.94	15	15	5,823	9,101
Episkin	1	0	99.00	2	2	99	(1)
Exclusive Signatures International	10	0	99.00	10	10	80	(1)
Fapagau & Cie	15	0	79.00	12	12	4,096	(1)
Faprogi	15	0	59.90	9	9	–3,654	(1)
Finval	2	0	99.00	2	2	967	(1)
Gemey Maybelline Garnier	49	1,919	66.61	34	34	43,794	58,970
Gemey Paris-Maybelline NY	35	380	99.96	46	46	26,607	
Goldys International	15	0	99.90	15	15	0	(1)
Helena Rubinstein	30	–2,833	99.95	46,661	46,661	4,819	
Holdial	1	0	98.00	1	1	870	(1)
L & J Re	1,500	5,601	100.00	1,500	1,500	2,078	
La Roche-Posay Laboratoire Pharmaceutique	380	4,437	99.98	27,579	27,579	6,862	8,362
Laboratoire Garnier & Cie	579	2	99.97	5,784	5,784	4,862	(1)
Laboratoires Innéov	250	6,750	50.00	3,500	3,500	–6150	(1)
Lancôme Parfums et Beauté & Cie	1,192	0	100.00	3,235	3,235	37,460	50,208
Lascad	18	0	99.17	18	18	34,949	(1)
Lehoux et Jacque	39	56	100.00	263	263	601	666
Laboratoires Industriels de Vichy	2,200	–1,651	100.00	5,015	5,015	–4,349	
L'Oréal Produits de Luxe International	76	1,478	99.20	76	76	44,264	56,325
L'Oréal Produits de Luxe France	63	7,278	74.33	46	46	16,051	19,401
Ormes Bel Air	153	35	100.00	946	946	151	232
Par-Bleue	2	0	99.00	2	2	–1,058	(1)
Parfums Cacharel & Cie	1	1	99.00	2	2	–13	(1)
Parfums Guy Laroche	332	5,520	100.00	1,656	1,656	35	141
Parfums Paloma Picasso & Cie	2	0	99.00	2	2	–89	(1)
Parfums Ralph Lauren	2	0	99.00	2	2	–497	(1)
Prestige & Collections International	24	155	75.56	18	18	10,538	4,168
Sicos & Cie	375	6	80.00	999	999	8,069	(1)
Socinay	33	10	97.73	66	66	0	
Soprocos	8,250	1,337	100.00	11,904	11,904	2,182	374
Soproreal	15	0	99.90	15	15	–7,884	(1)
Sparlys	750	89	100.00	3,826	3,826	1,651	881
Société de Développement Artistique	2	0	99.00	2	2	–109	(1)
Viktor et Rolf Parfums	2	0	99.00	1	1	–3	(1)
B. Main French subsidiaries – Holding under 50%							
Galderma International	879	57,216	29.85	2	2	–4,644	
Sanofi-Aventis	2,822,809	(2)	10.14	512,853	512,853	(2)	145,902
C. Main foreign subsidiaries – Holding over 50%							
Aofi (Anglo Overseas Finance) (India)	3,087	–838	100.00	4,306	2,247	–2	
Avenamite S.A. (Spain)	242	48	100.00	6,216	6,216	126	126

(1) The general partnerships, joint ventures and civil partnerships distribute all their profits.
(2) This information is not available.

€ thousands	Capital	Reserves and retained earnings before appropriation of profits	% holding	Book value of shares held		Profit or loss in last financial year	Dividends collected by the company during the financial year
				Gross	Net		
Beautycos International Co. Ltd (China)	56,342	−14,725	90.00	44,313	44,313	2,648	
Beautylux Intern.Cosm (Shanghai) (China)	5,629	−6,954	100.00	16,871	16,871	−122	
Beautytech Intern.Cosm (YiShang) (China)	3,070	−2,914	100.00	135,185	135,185	−1,292	
Biotherm (Monaco)	152	17	99.80	3,545	3,545	267	634
Club Créateurs de Beauté Korea (South Korea)	72	183	50.00	132	0	−1,724	
Cosmelor Ltd (Japan)	4,490	13,277	100.00	35,810	35,810	950	
Cosmephil Holdings Corpo. (Philippines)	258	−234	100.00	400	14	0	
Cosmetica Activa Portugal Ltda	75	431	95.00	709	709	2,199	1,473
Cosmétique Active Belgilux (Belgium)	3,240	429	86.71	3,423	3,423	2,674	2,697
Cosmétique Active Hellas (Greece)	705	334	99.97	14,468	14,468	3,910	1,683
Cosmétique Active Ireland Ltd	82	−348	100.00	732	732	1	
Cosmétique Active Österreich (Austria)	75	130	100.00	1,579	1,579	1,802	1,530
Cosmétique Active Suisse (Switzerland)	33	15	99.40	4,645	4,645	3,015	3,070
Elebelle (Proprietary) Ltd (South Africa)	952	60,154	100.00	61,123	61,123	0	
Erwiton (Uruguay)	2,303	857	100.00	17	17	2,099	0
Galderma Pharma S.A. (Switzerland)	32,115	112,830	50.00	10,124	10,124	−94,642	
Geral Inc. (United States)	224	−88	100.00	302	302	196	1,335
Kosmepol Sp ZOO (Poland)	47,370	−631	99.73	48,965	48,965	4,229	
Lai Mei Cosmetics Int. Trading (China)	12,885	−4,689	100.00	11,197	11,197	8,707	
Lancarome A/S (Denmark)	402	32	100.00	953	953	1,635	2,304
Le Club des Créateurs de Beauté (Belgium)	500	−470	50.00	251	251	−234	
Le Club des Créateurs de Beauté Taiwan	647	−269	50.00	328	328	103	
L'Oréal Argentina Sociedad Anonima	50,902	−53,208	100.00	81,068	35,154	3,256	3,468
L'Oréal Australia	6,127	9,909	100.00	18,794	18,794	18,841	9,413
L'Oréal Balkan (Serbia)	90	−1	100.00	85	85	−73	
L'Oréal Baltic (Latvia)	466	1,293	100.00	529	529	1,242	
L'Oréal Belgilux (Belgium)	10,000	26,681	99.98	35,583	35,583	21,625	19,442
L'Oréal Canada Inc.	3,541	13,919	100.00	144,226	144,226	37,441	31,253
L'Oréal Ceska Republica (Czech Republic)	8,288	−3,448	100.00	8,678	5,889	620	
L'Oréal Chile	28,811	−7,838	100.00	43,784	35,637	6,124	4,622
L'Oréal China Co. Ltd	33,676	−21,437	100.00	37,482	37,482	−1,461	
L'Oréal Colombia	3,261	88	94.00	6,395	4,101	1,039	335
L'Oréal Danmark A/S (Denmark)	268	5,311	100.00	7,382	7,382	4,649	3,543
L'Oréal Deutschland GmbH (Germany)	12,647	53,074	99.99	71,832	71,832	75,235	57,348
L'Oréal España S.A. (Spain)	59,911	70,092	63.86	228,809	228,809	48,731	30,987
L'Oréal Finland Oy	673	11	100.00	1,280	1,280	5,687	5,600
L'Oréal Guatemala S.A.	1,475	200	100.00	2,162	2,162	1,905	2,399
L'Oréal Hellas (Greece)	3,465	5,001	77.41	2,112	2,112	12,215	7,979
L'Oréal Hong Kong Limited	4	−2,740	99.97	604	604	34,914	30,185
L'Oréal India Private Limited	51,234	−37,420	100.00	54,605	13,937	354	
L'Oréal Investments B.V. (Netherlands)	18	8	100.00	18	18	0	
L'Oréal Israël Ltd	6,055	5,434	92.97	38,497	33,597	3,277	
L'Oréal Italia Spa	153,818	22,217	100.00	161,801	161,801	71,527	67,987
L'Oréal Japan Ltd	468	−647	100.00	275	275	−44	
L'Oréal Korea Limited (South Korea)	2,550	5,374	100.00	20,794	20,794	−705	1,106
L'Oréal Liban SAL	4,291	407	75.17	3,155	3,155	1,982	
L'Oréal Luxe Producten Nederland B.V.	908	26	100.00	1,937	1,937	5,930	9,533
L'Oréal Luxury Products Norge (Norway)	334	176	100.00	853	853	1,419	1,126
L'Oréal Luxury Products Sverige (Sweden)	113	45	100.00	108	108	1,522	4,662
L'Oréal Magyarorszag Kosmetikai Kft (Hungary)	4,199	406	100.00	7,815	7,815	1,310	1,744
L'Oréal Malaysia SDN BHD (Malaysia)	15,191	−7,083	97.50	14,360	14,360	3,509	2,880
L'Oréal Mexico SA de C.V	3,729	33,051	100.00	8,443	8,443	26,359	26,000
L'Oréal Middle East (United Arab Emirates)	2,924	1,340	100.00	2,507	2,507	3,044	
L'Oréal Nederland B.V. (Netherlands)	34	331	100.00	4,894	4,894	16,398	14,182
L'Oréal New Zealand Limited	39	1,352	100.00	624	624	3,013	2,244
L'Oréal Norge A/S (Norway)	1,136	1,362	100.00	3,198	3,198	6,867	5,183

€ thousands	Capital	Reserves and retained earnings before appropriation of profits	% holding	Book value of shares held		Profit or loss in last financial year	Dividends collected by the company during the financial year
				Gross	Net		
L'Oréal Österreich GmbH (Austria)	2,785	311	100.00	2,240	2,240	5,358	7,660
L'Oréal Peru	2,886	–798	100.00	3,739	2,730	423	221
L'Oréal Philippines Inc.	7,147	–4,805	95.38	12,478	3,063	162	
L'Oréal Polska Sp. Z.O.O. (Poland)	26,458	–400	100.00	38,210	38,210	6,612	4,886
L'Oréal Portugal LDA	114	2,462	99.08	1,369	1,369	12,898	12,582
L'Oréal Produits de Luxe Belgique (Belgium)	250	591	99.97	2,885	2,885	7,943	6,078
L'Oréal Produits de Luxe Hellas A.E	1,026	1,563	99.89	2,135	2,135	3,679	3,468
L'Oréal Produits de Luxe Portugal LDA	250	50	99.90	317	317	3,895	3,688
L'Oréal Produits de Luxe Suisse (Switzerland)	263	124	99.63	556	556	3,306	2,970
L'Oréal Romania SRL	3,638	–1,022	100.00	5,883	5,883	622	336
L'Oréal Singapore Pte Ltd	1,549	–625	100.00	18,991	18,991	4,996	3,921
L'Oréal Slovenija Kosmetica D.O.O. (Slovenia)	516	364	100.00	856	856	2,036	1,648
L'Oréal Slovensko S.R.O. (Slovakia)	1,502	1,081	100.00	1,673	1,673	1,798	854
L'Oréal Suisse (Switzerland)	197	79	100.00	116,776	116,776	14,849	14,172
L'Oréal Sverige AB (Sweden)	1,985	383	100.00	2,139	2,139	5,713	
L'Oréal Taiwan	18,922	–20,257	100.00	40,942	37,572	3,641	
L'Oréal Thailand	4,995	–5,704	100.00	5,238	1,960	23	
L'Oréal Turkiye Kozmetik Sanayi Ve Ticar	28,597	–7,551	100.00	22,207	22,207	3,684	
L'Oréal U.S.A. Inc.	5,971	882,373	100.00	2,561,561	2,561,561	265,195	217,389
L'Oréal UK Ltd	27,964	494	100.00	47,372	47,372	56,800	61,450
L'Oréal Ukraine	4	0	100	4	4	0	
L'Oréal Uruguay	865	–1,220	100.00	472	0	–831	
L'Oréal Venezuela C.A.	5,370	–5,795	100.00	12,502	3,171	3,566	1,246
L'Oréal Zagreb D.O.O.	135	1,288	100.00	1,503	1,503	422	407
Maybelline Suzhou Cosmetics (China)	68,220	–71,404	63.71	44,196	9,832	13,068	
Nihon L'Oréal KK (Japan)	164,667	–912	100.00	377,752	363,752	–1,764	
Parbel of Florida Inc. (United States)	55	–1,595	100.00	100,317	100,317	18,392	21,423
Parmobel Ltd (Cyprus)	776	–853	100.00	34,776	34,776	7,080	9,830
Procosa Productos De Beleza Ltda (Brazil)	135,025	–26,349	100.00	155,184	155,184	5,350	
P.T. L'Oréal Indonesia	1,765	–915	99.00	2,305	1,312	400	
P.T. Yasulor Indonesia	5,653	6,706	99.98	40,854	15,265	404	
Scental Limited (Hong Kong)	7	160	100.00	8	8	0	
Sincos Private Limited (Singapore)	1,673	–1,123	100.00	1,505	560	0	
Sofamo (Monaco)	160	2,039	99.97	1,851	1,851	6	1,109
Venprobel (Venezuela)	62	–282	100.00	2,722	0	0	
Yue-Sai Kan Cosmetic (Shenzhen) (China)	4,167	8,953	100.00	168,708	168,708	–1,929	
D. Main foreign subsidiaries – Holding under 50%							
Club Créateurs de Beauté Japon KK (Japan)	10,757	–4,600	20.00	1,691	1,691	–6,389	
Siampar Limited (Thailand)	744	–273	49.99	502	252	26	

For subsidiaries and foreign interests, the capital, reserves and retained earnings have been converted into thousands of euros on the basis of the exchange rates ruling at the end of the financial year, and profits and losses have been converted at the average exchange rate for 2004.

It is stipulated that the above list of companies is not exhaustive.

Information relating to all subsidiaries and investments combined

€ thousands	Subsidiaries		Investments	
	French	Foreign	French	Foreign
Book value of shares held:				
• gross restated	207,173	5,396,818	512,855	2,194
• net	206,277	5,184,041	512,855	1,944
Amount of loans and advances granted	85,443	83,758		
Amount of bonds and guarantees granted		612,672		
Amount of dividends collected	244,123	750,934	145,902	1

STATUTORY AUDITORS' GENERAL REPORT ON THE FINANCIAL STATEMENTS

(Year ended December 31st 2004)

Free translation of the original French language report for convenience purposes only.
This report includes information specifically required by French law and this is presented below the opinion on the financial statements. This information includes an explanatory paragraph discussing the Auditors' assessments of certain significant accounting matters. These assessments were made for the purpose of issuing an opinion on the financial statements taken as a whole and not to provide separate assurance on individual account captions or on information taken outside of the financial statements. The report also includes information relating to the specific verification of information in the Board of Directors' Management Report. This report should be read in conjunction with French law and professional auditing standards applicable in France.

In accordance with our appointment as Statutory Auditors by your Annual General Meeting, we hereby report to you, for the year ended December 31st 2004, on:
- the audit of the accompanying financial statements of L'Oréal,
- the justifications of our assessments,
- the specific verifications and disclosures required by law.

These financial statements have been approved by the Board of Directors. Our responsibility is to express an opinion on these financial statements based on our audit.

Opinion on the financial statements
We conducted our audit in accordance with professional standards applicable in France. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements give a true and fair view of the company's financial position and of its assets and liabilities as of December 31st 2004, and of the results of its operations for the year then ended in accordance with rules and accounting principles generally accepted in France.

Justification of our assessments
In accordance with Article L.225-235 of the French Commercial Code (*Code de commerce*) relating to the justification of our assessments, we draw your attention to the matter set out below:
Investments and advances have been valued in accordance with the accounting methods described in the Note to the company's financial statements entitled "Accounting policies – Financial assets – Investments and advances". As part of our audit, we reviewed whether these accounting methods were appropriate and, in relation to estimates, whether the assumptions used and the resulting valuations were reasonable.

These assessments are part of our audit approach to the financial statements of the company taken as a whole and therefore contribute to the expression of the overall opinion given in the first part of this report.

Specific verifications and disclosures
We have also performed the specific verifications required by law, in accordance with professional standards applicable in France.

We have no comment to make as to the fair presentation and consistency with the financial statements of the information given in the Board of Directors' Management Report and the documents sent to the shareholders in respect to the financial position and the financial statements.

Pursuant to the law, we assured ourselves that the information relating to the acquisition of interests or control and the identity of the holders of share capital and voting rights have been presented in the Management Report.

Paris-la-Défense and Neuilly, February 17th 2005

The Statutory Auditors

PricewaterhouseCoopers Audit — Deloitte & Associés

Pierre Coll — Etienne Jacquemin

This document is a free translation into English of the French notice to attend the 2005 Annual General Meeting published in the *Bulletin des Annonces Légales Obligatoires* on April 8th 2005. The French notice and the present translation are also available on the L'Oreal's website www.loreal-finance.com. This translation has been made for purposes of satisfying L'Oreal's obligations under Rule 12g3-2(b).

L'OREAL
Incorporated in France as a « Société Anonyme » with a share capital of € 135,212,432
Registered office: 14 rue Royale – 75008 Paris, France
632 012 100 RCS Paris

NOTICE TO ATTEND THE 2005 ANNUAL GENERAL MEETING

L'Oréal shareholders are hereby given notice to attend the Annual General Meeting to be held at the *Carrousel du Louvre* – 99, rue de Rivoli- 75001 Paris, France, on Tuesday, April 26th 2005 at 10.15 am, in order to deliberate on the following agenda and draft resolutions:

Agenda

Ordinary General Meeting

- Approval of the 2004 parent company financial statements
- Approval of the 2004 consolidated financial statements
- Allocation of the company's net income for 2004 and declaration of the dividend
- Approval for regulated agreements
- Renewal of the tenure as director of Mrs Françoise Bettencourt Meyers
- Renewal of the tenure as director of Mr Peter Brabeck-Letmathe
- Renewal of the tenure as director of Mr Jean-Pierre Meyers
- Appointment as director of Mr Werner Bauer
- Appointment as director of Mr Louis Schweitzer
- Declaration of the amount of attendance fees
- Authorisation for the buying back by the company of its own shares

Extraordinary General Meeting

- Delegation of powers granted to the Board of Directors for the purposes of increasing the capital either by issue of ordinary shares with preferential subscription right, or by incorporation of premiums, reserves, income or other sums
- Delegation of powers to the Board of Directors for the purpose of carrying out a capital increase reserved for employees
- Authorisation given to the Board of Directors for the purpose of the free grant of existing shares or shares to be issued
- Amendment of Articles of Association to facilitate the admission of bearer shareholders to Annual General Meetings
- Powers for formalities

This document is a free translation into English of the French notice to attend the 2005 Annual General Meeting published in the *Bulletin des Annonces Légales Obligatoires* on April 8th 2005. The French notice and the present translation are also available on the L'Oreal's website www.loreal-finance.com. This translation has been made for purposes of satisfying L'Oreal's obligations under Rule 12g3-2(b).

The notice of meeting containing the text of the draft resolutions submitted to the General Meeting has been published in *the Bulletin des Annonces Légales* on March 14th 2005, pages 2763 to 2765.

Shareholders may consult, at L'Oréal's headquarters (41 rue Martre, 92117 Clichy Cedex, France) the documents which the company is legally required to place at his disposal.
The notice of meeting, the notice to attend and the Annual Report are available online on the financial internet website www.loreal-finance.com.

Conditions of registration for the Annual General Meeting

Shareholders will be admitted to the Annual General Meeting, whatever the number of shares they hold.

To be entitled to attend or be represented at the AGM:
- owners of registered shares must be shareholders of record no later than the day of the AGM;
- owners of bearer shares must, at least five days before the date set for the AGM, ask the custodian of their shares for a certificate, stipulating that the shares will remain in a blocked account* up to the date of the AGM.

- **Shareholders who wish to attend the Annual General Meeting of L'Oréal**

To facilitate the admission of a shareholder to the Annual General Meeting, it is recommended to obtain an entrance card before the AGM as follows:

- the registered shareholder must request an entrance card from BNP Paribas Securities Services,
- the bearer shareholder must, at least 5 days before the date of the AGM, ask the custodian of his shares for a certificate, stipulating that his shares will remain in a blocked account* up to the date of the AGM. The custodian will then send the certificate to BNP Paribas Securities Services, which will send the shareholder an entrance card.

Shareholders will be admitted to the Annual General Meeting provided that they have first provided proof of their identity during the registration process.

- **Shareholders who are unable to attend the Annual General Meeting of L'Oréal**

A shareholder unable to attend the Annual General Meeting may either be represented by another shareholder or by his spouse, or send a postal vote or send a proxy form to the Chairman.

Requests for forms must be received at L'Oréal headquarters (41 rue Martre, 92117 Clichy Cedex, France) or at BNP Paribas Securities Services (Immeuble Tolbiac, 75450 Paris Cedex 09, France) no later than 6 days before the Annual General Meeting.

The duly completed form must be received at L'Oréal headquarters or at BNP Paribas Securities Services, no later than 3 days before the Annual General Meeting. Holders of bearer shares must enclose with the form a certificate issued by the financial institution which is the custodian of the shares, proving that the shares are in a blocked account* no later than 5 days before the Annual General Meeting.

(*) Pursuant to article 136 of decree n° 67-236 of March 23rd 1967, every shareholder having performed this formality can sell all or part of his shares during the minimum period of holder registration or the minimum period during which the bearer shares will remain in a blocked account, by notifying BNP Paribas of the revocation of this registration or this unavailability until 3 p.m, Paris time, the day before the Annual General Meeting providing that, if he asked for an entrance card or already expressed his postal vote or proxy, he provides BNP Paribas with the elements enabling to cancel his vote or to modify the number of shares and voting rights corresponding to his vote.

The certificate and the postal vote or proxy form must be sent by the custodian to the headquarters or branch offices of the following financial institutions:

- BNP PARIBAS, 16 boulevard des Italiens, 75009 Paris, France;
- CREDIT LYONNAIS, 19 boulevard des Italiens, 75002 Paris, France;
- SOCIETE GENERALE, 29 boulevard Haussmann, 75009 Paris, France;
- CREDIT AGRICOLE INVESTOR SERVICES, 91-93 boulevard Pasteur, 75710 Paris Cedex 15, France.